EXHIBIT 99.1

FEDERAL DEPOSIT INSURANCE CORPORATION
Washington, D.C. 20006
________________________________________________________
FORM 10-Q
QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934
For the quarterly period ended June 30, 2004
FDIC Certificate Number 23301
__________________________
WILSHIRE STATE BANK
(Exact name of registrant as specified in its charter)

California	95-3509631
State or other jurisdiction of incorporation or organization	I.R.S. Employer Identification Number

3200 Wilshire Blvd.
Los Angeles, California	90010
Address of principal executive offices	Zip Code
(213) 387-3200
Registrant’s telephone number, including area code
______________________
Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒  No ☐

Indicate by check mark whether the registrant is an accelerated filer (as defined in Rule 12b-2 of the Exchange Act).

Yes ☐  No ☒

The number of shares of Common Stock of the registrant outstanding as of July 31, 2004 was 14,022,803.

EXHIBIT 99.1

FORM 10-Q

INDEX

WILSHIRE STATE BANK

1

PART I - FINANCIAL INFORMATION

Item 1. FINANCIAL STATEMENTS

WILSHIRE STATE BANK
CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION (UNAUDITED)

	June 30, 2004	December 31, 2003
ASSETS:

Cash and due from banks	$49,054,414	$62,486,069
Federal funds sold and other cash equivalents	98,000,000	58,000,000
Cash and cash equivalents	147,054,414	120,486,069

Interest-bearing deposits in other financial institutions	102,542	201,496
Securities available for sale - at fair value (amortized cost of
$68,898,063 and $56,701,168 at June 30, 2004 and
December 31, 2003, respectively)	67,998,840	56,995,301
Securities held to maturity - at amortized cost (fair value of
$25,257,836 and $23,391,193 at June 30, 2004 and
December 31, 2003, respectively)	25,611,393	23,427,296
Interest only strip - at fair value (amortized cost of $1,222,331
and $725,410 at June 30, 2004 and December 31, 2003, respectively)	1,186,635	847,306
Loans held for sale, at the lower of cost or market	19,493,700	18,101,665
Loans receivable, net of allowance for loan losses of $10,250,949 and $9,011,071 at June 30, 2004 and
December 31, 2003, respectively	897,434,819	729,892,686
Bank premises and equipment, net	5,110,744	4,802,489
Federal Home Loan Bank Stock	4,229,100	1,509,500
Accrued interest receivable	3,216,107	2,685,200
Other real estate owned, net	—	377,200
Deferred income taxes, net	4,815,083	3,797,678
Servicing asset	3,687,180	3,282,683
Due from customers on acceptances	2,862,546	2,750,315
Cash surrender value of Life Insurance	11,330,639	11,101,704
Other assets	8,395,794	3,004,974

TOTAL	$1,202,529,536	$983,263,562

LIABILITIES AND SHAREHOLDERS’ EQUITY

LIABILITIES:
Deposits :
Noninterest-bearing	$266,271,830	$238,018,220
Interest-bearing:
Savings	27,791,194	26,467,729
Time deposits of $100,000 or more	370,484,613	307,710,163
Other time deposits	118,529,935	113,528,786
Money markets and Nows	256,850,795	170,791,279
Total deposits	1,039,928,367	856,516,177

Federal Home Loan Bank borrowing	50,000,000	29,000,000
Junior Subordinated debentures	25,464,000	25,464,000
Accrued interest payable	2,585,989	2,103,244
Acceptances outstanding	2,862,546	2,750,315
Other liabilities	4,569,962	8,688,485

Total liabilities	1,125,410,864	924,522,221

COMMITMENTS AND CONTINGENCIES (Note 7)

SHAREHOLDERS’ EQUITY:
Preferred stock, no par value; authorized, 1,000,000 shares;	—	—
Common stock, no par value; authorized, 40,000,000 shares;
issued and outstanding, 13,967,536 shares, and 12,951,364 shares at
June 30, 2004 and December 31, 2003, respectively (Note 2)	38,346,112	28,391,427
Accumulated other comprehensive income (loss) - unrealized (loss) gain on available
for sale securities and interest-only strip	(542,256)	203,331
Retained earnings	39,314,816	30,146,583
Total shareholders’ equity	77,118,672	58,741,341

TOTAL	$1,202,529,536	$983,263,562

The accompanying notes are an integral part of these consolidated financial statements.

2

WILSHIRE STATE BANK
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE THREE MONTHS AND SIX MONTHS ENDED JUNE 30, 2004 AND 2003 (UNAUDITED)
	Three Months Ended June 30,		Six Months Ended June 30,
	2004	2003	2004	2003
INTEREST INCOME:
Interest and fees on loans	$12,764,443	$8,828,192	$24,612,047	$17,103,403
Interest on investment securities and deposits in other financial institutions	685,486	622,485	1,363,252	1,170,679
Interest on federal funds sold and other cash equivalents	155,263	164,495	282,778	374,591
Total interest income	13,605,192	9,615,172	26,258,077	18,648,673

INTEREST EXPENSE :
Deposits	3,656,776	2,705,140	6,837,642	5,297,155
Interest on other borrowings	410,040	152,730	777,146	301,555
Total interest expense	4,066,816	2,857,870	7,614,788	5,598,710

NET INTEREST INCOME BEFORE
PROVISION FOR LOAN LOSSES	9,538,376	6,757,302	18,643,289	13,049,963

PROVISION FOR LOAN LOSSES	670,000	342,897	1,566,711	795,640

NET INTEREST INCOME AFTER
PROVISION FOR LOAN LOSSES	8,868,376	6,414,405	17,076,578	12,254,323

NONINTEREST INCOME:
Service charges on deposit accounts	1,834,034	1,968,627	3,656,562	3,504,792
Gain on sale of loans	2,033,501	1,037,354	4,171,114	2,113,578
Loan related servicing income	668,006	565,190	1,173,313	1,034,724
Loan referral fee income	27,500	153,548	99,520	186,327
Loan packaging fee	137,573	114,400	260,043	200,312
Income from other earning assets	144,045	150,056	301,089	195,908
Other income	343,807	138,555	598,120	311,957
Total noninterest income	5,188,466	4,127,730	10,259,761	7,547,598

NONINTEREST EXPENSES:
Salaries and employee benefits	3,581,117	3,095,055	7,241,925	5,999,289
Occupancy and equipment	676,489	513,724	1,285,064	1,001,509
Data processing	404,274	452,798	773,401	843,090
Loan referral fees	313,528	198,117	603,624	336,315
Professional fees	175,688	173,869	419,634	271,189
Directors’ fees	105,050	97,650	208,550	199,150
Office supplies	133,172	175,398	245,574	238,206
Advertising	79,193	25,789	202,725	40,052
Communications	80,369	110,638	162,551	184,021
Deposit insurance premiums	32,626	69,953	62,379	134,860
Outsourced service for customers	319,597	256,150	624,563	433,316
Other operating	142,372	14,321	315,116	107,688
Total noninterest expenses	6,043,475	5,183,462	12,145,106	9,788,685

INCOME BEFORE INCOME TAX PROVISION	8,013,367	5,358,673	15,191,233	10,013,236

INCOME TAX PROVISION	3,190,000	2,108,000	6,023,000	4,006,000

NET INCOME	$4,823,367	$3,250,673	$9,168,233	$6,007,236

EARNINGS PER SHARE (Note 3)
Basic	$0.35	$0.25	$0.68	$0.47

Diluted	$0.34	$0.23	$0.65	$0.42

The accompanying notes are an integral part of these consolidated financial statements.

3

WILSHIRE STATE BANK
CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
FOR THE THREE MONTHS AND SIX MONTHS ENDED JUNE 30, 2004 AND 2003 (UNAUDITED)
	Three Months Ended June 30,		Six Months ended June 30,
	2004	2003	2004	2003

Net income	$4,823,366	$3,250,673	$9,168,233	$6,007,236
Other comprehensive income, net of tax:
Unrealized gains on securities available for sale and interest-only strip:
Unrealized holding (losses) gains on securities available for sale arising during period, net of tax benefit of $685,192 for the three months ended June 30,2004 and net of tax expense of $227,234 for the three months ended June 30, 2003 and net of tax benefit of $501,210 for the six months ended June 30, 2004 and
net of tax expense of $185,406 for the six months ended June 30, 2003	(946,213)	313,801	(692,146)	256,036
Unrealized holding (losses) gains on interest only strips arising during period, net of tax benefit of $51,967 for the three months ended June 30, 2004 and net of tax expense of $21,608 for the three months ended June 30,2003and net of tax benefit of $66,189 for the six months ended June 30, 2004 and
net of tax expense of $14,728 for the six months ended June 30, 2003	(71,763)	29,840	(91,403)	20,339
Unrealized holding gains on interest rate SWAP arising during period, net of tax expense of $25,308 for the six months ended June 30, 2004 and
net of tax benefit of $0 for the six months ended June 30, 2003	—		37,962	—
Other comprehensive (expense) income, net of tax:	(1,017,976)	343,641	(745,587)	276,375

Comprehensive income	$3,805,390	$3,594,314	$8,422,646	$6,283,611

The accompanying notes are an integral part of these consolidated financial statements.

4

WILSHIRE STATE BANK
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR SIX MONTHS ENDED JUNE 30, 2004 AND 2003 (UNAUDITED)

	Six Months Ended June 30,
	2004	2003
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	9,168,233	$6,007,236
Adjustments to reconcile net income to net cash provided by
operating activities:
Depreciation and amortization	550,309	639,198
Provision for loan losses	1,566,711	795,640
Deferred tax benefit	(412,044)	(450,741)
Gain on disposition of bank premises and equipment	(3,785)	(18,705)
Gain on sale of loans	(4,171,114)	(2,113,578)
Origination of loans held for sale	(40,856,887)	(24,112,341)
Tax benefit from exercise of stock options	(8,377,268)	(1,495)
Proceeds from sale of loans held for sale	40,587,682	28,738,884
Loss on sale of other real estate owned	3,967	-
Purchase of Bank Owned Life Insurance	—	(10,500,000)
Change in cash surrender value of Life Insurance	(228,935)	(162,544)
Servicing assets capitalization	(868,700)	(672,643)
Servicing assets amortization	464,203	267,384
Increase in interest-only strip	(496,921)	(143,795)
Increase in accrued interest receivable	(530,907)	(385,730)
Increase in other assets	5,390,820	(830,519)
Increase in accrued interest payable	482,745	583,250
(Decrease) Increase in other liabilities	4,118,524	2,068,076

Net cash provided by operating activities	4,122,481	289,433

CASH FLOWS FROM INVESTING ACTIVITIES:
Net decrease in interest-bearing deposits in other financial institutions	98,954	790,221
Purchases of investment securities available for sale	(29,047,464)	(39,600,230)
Purchases of investment securities held to maturity	(6,987,338)	(14,091,875)
Proceeds from matured or called securities (AFS)	16,683,192	25,681,709
Proceeds from matured or called securities (HTM)	4,796,188	13,318,224
Net increase in loans receivable	(169,108,844)	(104,580,573)
Proceeds from sale of other loans	3,048,285	—
Proceeds from sale of other real estate owned	373,233	—
Purchases of premises and equipment	(680,349)	(448,155)
Purchase of FHLB stock	(2,719,600)	(246,700)
Proceeds from disposition of bank equipment	—	(26,000)

Net cash used in investing activities	(183,543,743)	(119,203,379)

CASH FLOWS FROM FINANCING ACTIVITIES:
Net increase in deposits	183,412,190	103,378,262
Increase in Federal Home Loan Bank Borrowing	21,000,000	5,000,000
Stock dividend paid in cash for fractional shares	—	(1,077)
Proceeds from exercise of stock options	1,577,417	249,649

Net cash provided by financing activities	205,989,607	108,626,834

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	26,568,345	(10,865,978)

CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	120,486,069	99,263,503

CASH AND CASH EQUIVALENTS, END OF PERIOD	$147,054,414	$88,397,525

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
Interest paid	$7,132,043	$5,015,460
Income taxes paid	$2,545,000	$1,775,800

The accompanying notes are an integral part of these consolidated financial statements.

5

WILSHIRE STATE BANK
Notes to Condensed Consolidated Financial Statements (Unaudited)
Note 1. Business of Wilshire State Bank

Wilshire State Bank (the "Bank," "we," "us" or "our"), a California state-chartered commercial bank, was incorporated under the laws of the State of California on May 20, 1980 and commenced operations on December 30, 1980. Our Main Office and Corporate Headquarters are located at 3200 Wilshire Boulevard, Los Angeles, California 90010. In addition, we have eleven full-service branch offices in southern California located in Koreatown, downtown Los Angeles, Huntington Park, Gardena, the San Fernando Valley, Cerritos, Rowland Heights, and Garden Grove. We also have four loan production offices utilized primarily for the origination of loans under the Bank’s Small Business Administration ("SBA") lending program in Oklahoma City, Oklahoma; Seattle, Washington; Dallas, Texas; and the San Jose, California area (Milpitas, California).

Wilshire Bancorp, Inc., a wholly owned subsidiary of Wilshire State Bank, received approval from the Federal Reserve Bank of San Francisco to become a bank holding company by acquiring 100 percent of Wilshire State Bank. In the proposed reorganization, shareholders of Wilshire State Bank would become shareholders of Wilshire Bancorp in a one-for-one stock swap. Following the reorganization, the Bank would continue its existing business and operations as a wholly owned subsidiary of Wilshire Bancorp.

Note 2. Basis of Presentation

The accompanying unaudited financial information of Wilshire State Bank (the "Bank", hereinafter) has been prepared in accordance with the Securities and Exchange Commission ("SEC") rules and regulations for interim financial reporting and therefore does not necessarily include all information and footnote disclosures normally included in annual financial statements prepared in accordance with accounting principles generally accepted in the United States of America. The information provided by these interim financial statements reflects all adjustments which are, in the opinion of management, necessary for a fair presentation of the Bank’s financial condition as of June 30, 2004 and December 31, 2003, the related statements of operations and comprehensive income for the three months and six months ended June 30, 2004 and 2003, and the statements of cash flows for the six months ended June 30, 2004 and 2003. Such adjustments are of a normal recurring nature unless otherwise disclosed in the Form 10-Q. Operating results for interim periods are not necessarily indicative of operating results for an entire fiscal year.

Certain information and note disclosures normally included in annual financial statements prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP") have been condensed or omitted pursuant to the rules and regulations of the Securities and Exchange Commission ("SEC") for interim financial statements. The unaudited financial statements should be read in conjunction with the audited financial statements and notes thereto included in the Bank’s Annual Report on Form 10-K for the year ended December 31, 2003. The accounting policies used in the preparation of these interim financial statements were consistent with those used in the preparation of the financial statements for the year ended December 31, 2003, unless otherwise noted.

Note 3. Earnings per Share

Basic earnings per share ("EPS") excludes dilution and is computed by dividing earnings available to common shareholders by the weighted-average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution of securities that could share in the earnings. There was a two-for-one stock split of the Bank’s common shares for shareholders of record at the close of business on July 31, 2002 and a 100% stock dividend on November 30, 2003, which was effective on August 15, 2002 and December 17, 2003, respectively. There was a 10% stock dividend, which was paid in May 2003 for the shareholders of record at the close of business on April 30, 2003. All basic and diluted earnings per share and number of shares outstanding in this report have been retroactively restated for each stock split and the 10% stock dividend. The number of authorized common stock shares of the Bank increased to 40,000,000 from 20,000,000, as a result of the stock split in 2002.

The following is a reconciliation of the numerators and denominators of the basic and diluted per share computations for the specified periods:

	Three months ended June 30, 2004			Three months ended June 30, 2003
	Income (Numerator)	Shares (Denominator)	Per Share Amount	Income (Numerator)	Shares (Denominator)	Per Share Amount
Basic EPS	$4,823,367	13,920,260	$0.35	$3,250,673	12,889,510	$0.25
Effect of dilution	—	381,078	(0.01)	—	1,439,672	(0.02)
Diluted EPS	$4,823,367	14,301,338	$0.34	$3,250,673	14,329,182	$0.23

	Six months ended June 30, 2004			Six months ended June 30, 2003
	Income (Numerator)	Shares (Denominator)	Per Share Amount	Income (Numerator)	Shares (Denominator)	Per Share Amount
Basic EPS	$9,168,233	13,579,066	$0.68	$6,007,236	12,853,842	$0.47
Effect of dilution	—	571,976	(0.03)	—	1,356,930	(0.05)
Diluted EPS	$9,168,233	14,151,042	$0.65	$6,007,236	14,210,772	$0.42

There were no outstanding anti-dilutive stock options for the three months and six months ended June 30, 2004 and 2003.

6

Note 4. Goodwill and Other Intangible Assets

In July 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 141, Business Combinations, and SFAS No. 142, Goodwill and Other Intangible Assets. Under this rule, goodwill and other intangible assets deemed to have indefinite lives are no longer amortized but are subject to annual impairment tests. Other intangible assets will continue to be amortized over their useful lives.

The Bank adopted the new rules on accounting for goodwill and other intangible assets on January 1, 2002. At adoption and as of June 30, 2004, the Bank does not have any intangible assets that will no longer be amortized and subject to annual impairment testing in accordance with these Statements. The Bank’s intangible assets that continue to be subject to amortization, which represented loan servicing rights, were $3,687,180 and $2,567,076 (net of $1,229,601 and $997,474 accumulated amortization) as of June 30, 2004 and 2003, respectively. Amortization expense for intangible assets subject to amortization was $127,235 and $96,329 for the three months ended June 30, 2004 and 2003, respectively, and $246,383 and $187,757 for six months ended June 30, 2004 and 2003 respectively, and is estimated to be approximately $509,000 annually for the next five fiscal years.

Note 5. Business Segment Information
The following disclosure about segments of the Bank is made in accordance with the requirements of SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information. The Bank segregates its operations into three primary segments: Banking Operations, Trade Finance Services ("TFS"), and Small Business Administration Lending Services. The Bank determines the operating results of each segment based on an internal management system that allocates certain expenses to each segment.

Banking Operations - The Bank provides lending products, including commercial, consumers and real estate loans to its customers.

Trade Finance Services - The Trade Finance department allows the Bank’s import/export customers to handle their international transactions. Trade finance products include, among others, the issuance and collection of letters of credit, international collection, and import/export financing.

Small Business Administration Lending Services - The SBA department mainly provides customers of the Bank access to the U.S. SBA-guaranteed lending program.

(Dollars in Thousands)	Three months Ended June 30, 2004				Three months Ended June 30, 2003
Business Segment	Banking Operations	TFS	SBA	Bank	Banking Operations	TFS	SBA	Bank
Net interest income	$7,047	$445	$2,046	$9,538	$4,879	$313	$1,565	$6,757
Less Provision for loan losses	576	383	(289)	670	(21)	32	332	343
Other operating income	2,350	502	2,337	5,189	2,146	415	1,567	4,128
Net revenue	8,821	564	4,672	14,057	7,046	696	2,800	10,542
Other operating expenses	5,075	200	769	6,044	4,354	176	653	5,183
Income before taxes	3,746	364	3,903	8,013	2,692	520	2,147	5,359
Business segment assets	$752,568	$41,800	$140,703	$935,071	$497,212	$28,146	$107,602	$632,960
Non-business segment assets				267,459				176,618
Total assets				$1,202,530				$809,578

	Six months Ended June 30, 2004				Six months Ended June 30, 2003
Business Segment	Banking Operations	TFS	SBA	Bank	Banking Operations	TFS	SBA	Bank
Net interest income	$13,513	$805	$4,325	$18,643	$9,317	$628	$3,105	$13,050
Less Provision for loan losses	1,584	393	(410)	1,567	422	(15)	389	796
Other operating income	4,619	922	4,719	10,260	3,789	793	2,966	7,548
Net revenue	16,548	1,334	9,454	27,336	12,684	1,436	5,682	19,802
Other operating expenses	10,135	354	1,656	12,145	8,191	379	1,219	9,789
Income before taxes	6,413	980	7,798	15,191	4,493	1,057	4,463	10,013
Business segment assets	$752,568	$41,800	$140,703	$935,071	$497,212	$28,146	$107,602	$632,960
Non-business segment assets				267,459				176,618
Total assets				$1,202,530				$809,578

7

Note 6. Stock Option Plan

During 1997, the Bank established a new stock option plan that provides for the issuance of up to 3,249,900 shares of the Bank’s authorized but unissued common stock to managerial employees and directors. Exercise prices may not be less than the fair market value at the date of grant. As of June 30, 2004, 659,355 shares are outstanding under this option plan. The outstanding stock options granted under the Bank’s 1990 plan were transferred to this plan. Options granted under the stock option plans expire not more than 10 years after the date of grant.

For the first six months of 2004 and 2003, no stock options were granted. Had compensation cost for the Bank’s stock option plan been determined based on the fair values at the grant dates for awards under the plan consistent with the fair value method of SFAS No. 123, the Bank’s net income and earnings per share for three and six months ended June 30 would have been reduced to the pro forma amounts indicated below:

	Three months ended June 30,		Six months ended June 30,
	2004	2003	2004	2003
Net income - as reported	$4,823,367	$3,250,673	$9,168,233	$6,007,236

Deduct: Total stock-based employee compensation expenses determined under fair value-based method for all awards - net of related tax effects	(32,873)	(32,873)	(65,745)	(65,745)
Pro forma net income	$4,790,494	$3,217,800	$9,102,488	$5,941,491
Earnings per share:
Basic - as reported	$0.35	$0.25	$0.68	$0.47
Basic - pro forma	$0.34	$0.25	$0.67	$0.46

Diluted - as reported	$0.34	$0.23	$0.65	$0.42
Diluted - pro forma	$0.33	$0.22	$0.64	$0.42

Note 7. Commitments and Contingencies

We are a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of our customers. These financial instruments include commitments to extend credit, standby letters of credit, and commercial letters of credit. These instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the statements of financial condition. Our exposure to credit loss in the event of nonperformance by the other party to commitments to extend credit and standby letters of credit is represented by the contractual notional amount of those instruments. We use the same credit policies in making commitments and conditional obligations as we do for extending loan facilities to customers. We evaluate each customer’s creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary upon extension of credit, is based on our credit evaluation of the counterparty. Collateral held varies but may include accounts receivable; inventory; property, plant, and equipment; and income-producing properties. Commitments at June 30, 2004 are summarized as follows:

Commitments to extend credit	$45,422,000
Standby letters of credit	$2,559,000
Commercial letters of credit	$8,846,000

As part of our asset and liability management strategy, we may engage in derivative financial instruments, such as interest rate swaps, with the overall goal of minimizing the impact of interest rate fluctuations on our net interest margin. Interest rate swaps involve the exchange of fixed-rate and variable-rate interest payment obligations without the exchange of the underlying notional amounts. In September 2003, we entered into one interest rate swap agreement, under which we receive a fixed rate and pay a variable rate based on three-month LIBOR on the notional amount of $3 million. In January 2004, the swap arrangement was terminated without any gain or loss by mutual agreement between the Bank and the brokerage company.

In the normal course of business, we are involved in various legal claims. We have reviewed all legal claims against us with counsel and have taken into consideration the views of such counsel as to the outcome of the claims. In our opinion, the final disposition of all such claims will not have a material adverse effect on our financial position and results of operations.

Note 8. Recent Accounting Pronouncements

In March 2004, the Emerging Issues Task Force (EITF) reached consensus on the guidance provided in EITF Issue No. 03-1, The Meaning of Other-Than-Temporary Impairment and its Application to Certain Investments (EITF 03-1) as applicable to debt and equity securities that are within the scope of SFAS No. 115, Accounting for Certain Investments in Debt and Equity Securities and equity securities that are accounted for using the cost method specified in Accounting Policy Board Opinion No. 18 The Equity Method of Accounting for Investments in Common Stock.  An investment is impaired if the fair value of the investment is less than its cost.  EITF 03-1 outlines that an impairment would be considered other-than-temporary unless: a) the investor has the ability and intent to hold an investment for a reasonable period of time sufficient for the recovery of the fair value up to (or beyond) the cost of the investment, and b) evidence indicating that the cost of the investment is recoverable within a reasonable period of time outweighs evidence to the contrary.  Although not presumptive, a pattern of selling investments prior to the forecasted recovery of fair value may call into question the investor’s intent.  In addition, the severity and duration of the impairment should also be considered in determining whether the impairment is other-than-temporary.  This new guidance for determining whether impairment is other-than-temporary is effective for reporting periods beginning after June 15, 2004.  Adoption of this standard may cause the Company to recognize impairment losses in the Consolidated Statements of Operations which would not have been recognized under the current guidance or to recognize such losses in earlier periods, especially those due to increases in interest rates.  Since fluctuations in the fair value for available-for-sale securities are already recorded in Accumulated Other Comprehensive Income, adoption of this standard is not expected to have a significant impact on stockholders’ equity

In January 2003, the FASB issued Interpretation No. 46 — Consolidation of Variable Interest Entities ("FIN 46"). In December 2003, the FASB revised FIN 46 and codified certain FASB Staff Positions previously issued for FIN 46 ("FIN 46R"). The objective of FIN 46, as originally issued, and as revised by FIN 46R, was to improve financial reporting by companies involved with variable interest entities. Prior to the effectiveness of FIN 46, a company generally included another entity in its consolidated financial statements only if it controlled the entity through voting interests. FIN 46 changed that standard by requiring a variable interest entity to be consolidated by a company, if that company was subject to a majority of the expected losses from the variable interest entity’s activities or entitled to receive a majority of the entity's residual returns or both. For other variable interest entities, the latest effective date applicable to the Bank was for the quarter ended June 30, 2004. The provisions of FIN 46R for us are required to be adopted prior to the first reporting period that ends after March 15, 2004. Our adoption of FIN 46 and FIN 46R did not have a significant impact on our financial position, results of operations or cash flows.

In December 2003, the Accounting Standards Executive Committee of the AICPA issued Statement of Position No. 03-3 ("SOP 03-3"), Accounting for Certain Loans or Debt Securities Acquired in a Transfer. SOP 03-3 addresses the accounting for differences between the contractual cash flows and the cash flows expected to be collected from purchased loans or debt securities if those differences are attributable, in part, to credit quality. SOP 03-3 requires purchased loans and debt securities to be recorded initially at fair value based on the present value of the cash flows expected to be collected with no carryover of any valuation allowance previously recognized by the seller. Interest income should be recognized based on the effective yield from the cash flows expected to be collected. To the extent that the purchased loans or debt securities experience subsequent deterioration in credit quality, a valuation allowance would be established for any additional cash flows that are not expected to be received. However, if more cash flows subsequently are expected to be received than originally estimated, the effective yield would be adjusted on a prospective basis. SOP 03-3 will be effective for loans and debt securities acquired after December 31, 2004. Although the Company anticipates that the implementation of SOP 03-3 will require significant loan system and operational changes to track credit-related losses on loans purchased starting in 2005, it is not expected to have a significant effect on the financial statements.

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Item 2.        Management’s Discussion and Analysis of Financial Condition and Results of Operations

This discussion presents management’s analysis of our results of operations and financial condition as of and for the three-month periods and six-month periods ended June 30, 2004 and June 30, 2003. All per share amounts and number of shares outstanding in this item have been retroactively adjusted and restated to give effect to two 10% stock dividends in March 2000 and in May 2003, a two-for-one stock split in August 2002, and a 100% stock dividend in December 2003. The discussion should be read in conjunction with our financial statements and the notes related thereto which appear elsewhere in this Quarterly Report on Form 10-Q.

Statements contained in this report that are not purely historical are forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, including our expectations, intentions, beliefs, or strategies regarding the future. Any statements in this document about expectations, beliefs, plans, objectives, assumptions or future events or performance are not historical facts and are forward-looking statements. These statements are often, but not always, made through the use of words or phrases such as "may," "should," "could," "predict," "potential," "believe," "will likely result," "expect," "will continue," "anticipate," "seek," "estimate," "intend," "plan," "projection," "would" and "outlook," and similar expressions. Accordingly, these statements involve estimates, assumptions and uncertainties, which could cause actual results to differ materially from those expressed in them. Any forward-looking statements are qualified in their entirety by reference to the factors discussed throughout this document. All forward-looking statements concerning economic conditions, rates of growth, rates of income or values as may be included in this document are based on information available to us on the dates noted, and we assume no obligation to update any such forward-looking statements. It is important to note that our actual results may differ materially from those in such forward-looking statements due to fluctuations in interest rates, inflation, government regulations, economic conditions, customer disintermediation and competitive product and pricing pressures in the geographic and business areas in which we conduct operations, including our plans, objectives, expectations and intentions and other factors discussed under the section entitled "Risk Factors," in our Annual Report on Form 10-K for the year ended December 31, 2003, including the following:

•	if a significant number of our clients fail to perform under their loans, our business, profitability, and financial condition would be adversely affected,

•	our current level of interest rate spread may decline in the future, and any material reduction in our interest spread could have a material impact on our business and profitability,

•	the modification of the Federal Reserve Board's current position on the capital treatment of our junior subordinated debt and trust preferred securities could have a material adverse effect on our financial condition and results of operations,

•	adverse changes in domestic or global economic conditions, especially in California, could have a material adverse effect on our business, growth, and profitability,

•	we could be liable for breaches of security in its online banking services, and fear of security breaches could limit the growth of our online services,

•	maintaining or increasing our market share depends on market acceptance and regulatory approval of new products and services,

•	significant reliance on loans secured by real estate may increase our vulnerability to downturns in the California real estate market and other variables impacting the value of real estate,

•	if we fail to retain our key employees, growth and profitability could be adversely affected,

•	we may be unable to manage our future growth,

•	we have no current intentions of paying cash dividends,

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•	increases in our allowance for loan losses could materially adversely affect our earnings,

•	our directors and executive officers beneficially own a significant portion of our outstanding common stock,

•	the market for our common stock is limited, and potentially subject to volatile changes in price,

•	we face substantial competition in our primary market area,

•	we are subject to significant government regulation and legislation that increases the cost of doing business and inhibits our ability to compete,

•	we could be negatively impacted by downturns in the South Korean economy, and

•	the proposed bank holding company reorganization will involve some short-term costs, and no assurance can be given that the restructure will ultimately benefit shareholders.

These factors and the risk factors referred to in our Annual Report on Form 10-K for the year ended December 31, 2003 could cause actual results or outcomes to differ materially from those expressed in any forward-looking statements made by us, and you should not place undue reliance on any such forward-looking statements. Any forward-looking statement speaks only as of the date on which it is made and we do not undertake any obligation to update any forward-looking statement or statements to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible for us to predict which will arise. In addition, we cannot assess the impact of each factor on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

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Selected Financial Data

The following table presents selected historical financial information (unaudited) as of and for the three months and six months ended June 30, 2004 and 2003. In the opinion of the management of the Bank, the information presented reflects all adjustments considered necessary for a fair presentation of the results of such periods. The operations results of the interim periods are not necessarily indicative of the future operating results of the Bank.

(Dollars in thousands, except per share data)	Three months ended June 30,		Six months ended June 30,

As of and for the Three months Ended	2004	2003	2004	2003
Net income	$4,823	$3,251	$9,168	$6,007
Net income per share, basic	0.35	0.25	0.68	0.47
Net income per share, diluted	0.34	0.23	0.65	0.42
Net interest income	9,538	6,757	18,643	13,050
Average balances:
Assets	1,117,806	773,356	1,051,954	746,349
Cash and cash equivalents	111,490	88,311	103,800	96,067
Investment debt securities	82,578	74,332	80,810	68,989
Net loans	878,496	583,894	827,999	558,621
Total deposits	958,875	691,920	906,084	668,371
Shareholders’ equity	75,398	50,337	69,329	48,807
Performance Ratios:
Annualized return on average assets	1.73%	1.68%	1.74%	1.61%
Annualized return on average equity	25.59%	25.83%	26.45%	24.62%
Net interest margin	3.74%	3.82%	3.88%	3.81%
Efficiency ratio[1]	41.04%	47.55%	42.02%	47.50%
Capital Ratios:
Tier 1 capital to adjusted total assets	6.94%	6.67%	6.94%	6.67%
Tier 1 capital to risk-weighted assets	8.00%	7.84%	8.00%	7.84%
Total capital to risk-weighted assets	11.74%	10.47%	11.74%	10.47%

Period-end balances as of:	June 30, 2004	December 31, 2003	June 30, 2003
Total assets	$1,202,530	$983,264	$809,578
Investment securities	93,610	80,423	74,587
Total loans, net of unearned income	927,179	757,005	626,748
Total deposits	1,039,928	856,516	722,234
Junior Subordinated debentures	25,464	25,464	10,000
FHLB borrowings	50,000	29,000	15,000
Shareholders’ equity	77,119	58,741	51,925
Asset Quality Ratios:
Net charge-off (recoveries) to average total loans for the quarter	(0.01%)	0.05%	(0.02%)
Nonperforming loans to total loans	0.39%	0.50%	0.52%
Nonperforming assets to total loans and other real estate owned	0.39%	0.54%	0.52%
Allowance for loan losses to total loans	1.11%	1.19%	1.16%
Allowance for loan losses to nonperforming loans	281%	240%	221%

_____________________________________
1 Represents the ratio of noninterest expense to the sum of net interest income before provision for loan losses and noninterest income.

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Executive Overview
Introduction

We operate community banks in the general commercial banking business, with our primary market encompassing the multi-ethnic population of the Los Angeles County area. Our full-service offices are located primarily in areas where a majority of the businesses are owned by Korean-speaking immigrants, with many of the remaining businesses owned by Hispanic and other minority groups.

At June 30, 2004, we had approximately $1.203 billion in assets, $927 million in total loans, and $1.040 billion in deposits.

Over the past few years, our network of branches and loan production offices has been expanded geographically. We currently maintain twelve full-service offices and four loan production offices. In March 2004, we opened another branch office in downtown Los Angeles and opened a loan production office in Oklahoma City, Oklahoma in June 2004. During 2003, we opened two full service branches located in the mid-Wilshire area of Los Angeles, and in the Irvine area (City of Tustin, California). We intend to continue our growth strategy in future years through the opening of additional branches and loan production offices as our needs and resources permit.

In 2002 and 2003, we raised an aggregate of $25.5 million through the issuance of junior subordinated debentures. We believe that the supplemental capital raised in connection with the issuance of these debentures will allow us to achieve and maintain our status as a well-capitalized institution and sustain our continued loan growth.

We also have expanded and diversified our business growth by focusing on the continued development of our commercial and consumer lending divisions.

As evidenced by our past three years of operations, we have experienced significant balance sheet growth. Since its installation in 1999, our new management team has implemented a strategy of building our core banking foundation by focusing on commercial loans and business transaction accounts. This strategic change significantly changed our portfolio profile and, among other things, increased fee income and our loan portfolio. Going forward, management believes that this strategy should increase recurring revenue streams, reduce excessive reliance on one strategic product, and continue to build shareholder value.

Key Performance Indicators at June 30, 2004

We believe the following were key indicators of our performance for operations through the second quarter of 2004:

•	our total assets grew to $1.203 billion at the end of the second quarter of 2004, or an increase of 22%, from $983.3 million at the end of 2003.
•	our total deposits grew to $1.040 billion at the end of the second quarter of 2004, or an increase of 21%, from $856.5 million at the end of 2003.
•	our total loans grew to $927 million at the end of the second quarter of 2004, or an increase of 22%, from $757 million at the end of 2003.
•	our ratio of total non-performing loans to total loans decreased to 0.39% in the second quarter of 2004 from 0.52% in the same period of 2003.
•	total noninterest income increased to $5.2 million in the second quarter of 2004, or an increase of 25.7% , from $4.1 million in the same period of 2003. We primarily attribute this increase to our efforts to diversify and expand our non-interest revenue sources.
•	total noninterest expenses increased from $5.2 million in the second quarter of 2003 to $6.0 million in the same period of 2004, reflecting the expanded personnel and premises associated with our business growth, including the recent opening of new branch offices and the recent formation of two new departments. With the continued efforts to minimize operating expenses, we were able to maintain the same level of noninterest expenses as a percentage of average assets of 0.54% in the second quarter of 2004 as compared to 0.52% in the same period of 2003. Management believes that its efforts in cost-cutting and revenue diversification have improved our operational efficiency significantly, as evidenced by the decrease in our efficiency ratio (the ratio of noninterest expense to the sum of net interest income before provision for loan losses and total noninterest income) from 47.55% in the second quarter of 2003 to 41.04% in the same period of 2004.

These items, as well as other factors, contributed to the increase in net income for the second quarter of 2004 to $4.8 million from $3.3 million for the same period in 2003, or $.34 per common share as compared to $.23 per common share for the same period in 2003 - assuming dilution and are discussed in further detail throughout "Management’s Discussion and Analysis of Financial Condition and Results of Operations."

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2004 Outlook

As we look ahead to the remainder of 2004, we anticipate another year of good financial performance. We will continue to pursue opportunities for growth in our existing markets, as well as opportunities to expand into new markets through de novo branching and regional loan production offices, which is more economic model. Further, we expect that our portfolio of unsecured business loans and consumer loans will experience additional growth in 2004 as a result of target marketing efforts in these areas.

In 2004, we will be continuing to focus on loan and account growth and managing our net interest margin, while attempting to control expenses and credit losses to achieve our net income and other objectives. We will continue to utilize strategies to control other operating expenses. These efforts are important for us to continue to attract new accounts and grow loans. However, we will continue to strive to be more efficient and focus on controlling the growth of these expenses so that they grow more slowly than loans.

Although interest rates decreased in 2003, 2002 and 2001, compressing our interest margins, we have continued to exhibit growth in net interest income, and expect this growth to continue in 2004. In addition, if interest rates begin to rise, our interest margin will likely increase. Should interest rates increase in 2004, our yield on earnings assets is likely to increase as well. We can then decide whether to increase the interest rates we pay on our deposit accounts or change our promotional or other interest rates on new deposits in certain marketing activation programs to attempt to achieve a certain net interest margin. Any increases in the rates we charge on our accounts could have an effect on our efforts to attract new customers and grow loans, particularly with the continuing competition in the commercial and consumer lending industry. The economies and real estate markets in our primary market areas will continue to be significant determinants of the quality of our assets in future periods and, thus, our results of operations, liquidity and financial condition. Current economic indicators suggest that the national economy and the economies in our primary market areas are improving from the downturn experienced in recent years.

Finally, we intend to reorganize into a holding company structure during the third quarter of 2004. In the proposed reorganization, each of our outstanding shares of common stock would convert into an equal number of shares of common stock in a new holding company, which will own the Bank as its wholly-owned subsidiary. Management believes that operating the Bank within a holding company structure will, among other things:

•	allow us to include the proceeds from the issuance of the recently issued junior subordinated debentures as Tier 1 capital (within regulatory guidelines).

•	provide greater operating flexibility than is currently enjoyed by us.

•	facilitate the acquisition of related businesses as opportunities arise.

•	improve our ability to diversify.

•	enhance our ability to remain competitive in the future with other companies in the financial services industry that are organized in a holding company structure.

•	and enhance our ability to raise capital to support growth.

Approval of the reorganization will require the affirmative vote of the holders of a majority of our common stock. A meeting of the shareholders to vote on the proposed reorganization has been scheduled for August 25, 2004. The proxy statement further detailing the reorganization was mailed to shareholders in July 2004.

For 2004, management will be focused on the above challenges and opportunities and other factors affecting the business similar to the factors driving 2003 results as discussed in "Management’s Discussion and Analysis of Financial Condition and Results of Operations."

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Critical Accounting Policies

The discussion and analysis of our financial condition and results of operations is based upon our financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires management to make estimates and judgments that affect the reported amounts of assets and liabilities, revenues and expenses, and related disclosures of contingent assets and liabilities at the date of our financial statements. Actual results may differ from these estimates under different assumptions or conditions.

Allowance for Loan Losses

Accounting for allowance for loan losses involves significant judgment and assumptions by management and is based on historical data and management’s view of the current economic environment. At least on a quarterly basis, our management reviews the methodology and adequacy of allowance for loan losses and reports its assessment to the Board of Directors for its review and approval.

We base our allowance for loan losses on an estimation of probable losses inherent in our loan portfolio. Our methodology for assessing loan loss allowances are intended to reduce the differences between estimated and actual losses and involves a detailed analysis of our loan portfolio in three phases:

•	the specific review of individual loans,
•	the segmenting and reviewing of loan pools with similar characteristics in accordance with SFAS No. 5, "Accounting for Contingencies,", and
•	our judgmental estimate based on various subjective factor:

The first phase of our methodology involves the specific review of individual loans to identify and measure impairment. We evaluate each loan by use of a risk-rating system, except for homogeneous loans, such as automobile loans and home mortgages. Specific risk-rated loans are deemed impaired with respect to all amounts, including principal and interest, which will likely not be collected in accordance with the contractual terms of the related loan agreement. Impairment for commercial and real estate loans is measured either based on the present value of the loan’s expected future cash flows or, if collection on the loan is collateral dependent, the estimated fair value of the collateral, less selling and holding costs.

The second phase involves the segmenting of the remainder of the risk rated loan portfolio into groups or pools of loans, together with loans with similar characteristics, for evaluation in accordance with SFAS No. 5. We perform loss migration analysis and calculate the loss migration ratio to each loan pool based on its historical net losses and benchmark it against the levels of other peer banks.

In the third phase, we consider relevant internal and external factors that may affect the collectibility of a loan portfolio and each group of loan pools. As a general rule, the factors detailed below will be considered to have no impact (neutral) to our loss migration analysis. However, if there exists information to warrant adjustment to the loss migration ratios, the changes will be made in accordance with the established parameters and supported by narrative and/or statistical analysis. We use a credit risk matrix to determine the impact to the loss migration analysis. The credit risk matrix provides seven (7) possible scenarios for each of the identified factors detailed below. The matrix allows for three positive/decrease (major, moderate, and minor), three negative/increase (major, moderate, and minor), and one neutral credit risk scenario within each factor for each loan pool. These possible scenarios enable management to adjust the loss migration ratio as much as 50 percent in either direction (positive or negative) for each loan pool. These adjustments are applied to the general allocation for each loan pool if warranted. The factors currently considered are, but are not limited to:

•	Concentration of Credits: Concentrations of credit are loans to any single borrower, affiliated group of borrowers, or borrowers engaged in or dependent upon one industry that exceeds 25% of Tier 1 capital & reserves. A concentration of credit can also result from an acquisition of a volume of loans from a single source, regardless of the diversity of the individual borrowers. The extent of the adjustment will depend on the level of the concentration(s) and a determination if the concentration adversely affects us. An adverse concentration may also occur where a disproportionate amount of our criticized and classified assets are derived from a single concentration source.

•	Delinquency Trends: As a matter of practice, an increased (negative) adjustment will be made whenever (i) our loan delinquency ratio exceeds 3% of total loans; and/or (ii) our loan delinquencies have increased by 1% of total loans in one period. The extent of the adjustment will depend on the severity of the trends. A decreased (positive) adjustment may occur when the levels exceed the thresholds established above, but are improving as supported over, at a minimum, two consecutive quarters. The extent of the adjustment will depend on the improvements of the trend. In instances where the levels are within the thresholds established above, a neutral risk posture will be taken.

•	Nature and Volume of Loan Trend: This factor will be adjusted for significant changes in the nature and volume of the loan portfolio. An increased (negative) adjustment to this factor generally may occur with: (i) the establishment of a new or untested loan pool (e.g. a loan category or type not previously underwritten by us); or (ii) a significant shift in the loan categories that is outside of the loan mix parameters. The decreased (positive) adjustment to this factor may occur if a problematic loan pool is eliminated or significantly reduced. Also, a decreased adjustment to this factor may occur if the total loan portfolio decreases to the point where (in conjunction with changes in the experience, ability, and depth of lending management and staff) the depth of lending management is more than sufficient to manage the risk within the loan portfolio.

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•	Non-Accrual Loan Trend: This factor may be adjusted for when there is a significant upward movement of non-accrual loans and Trouble Debt Restructuring (TDR's). A Trouble Debt Restructuring is a formal restructure of a loan when we, for economic or legal reasons related to a borrower's financial difficulties, grant a concession to the borrower that it would not otherwise consider. An increased (negative) adjustment to this factor generally may occur when: (i) non-accrual loans exceed 1.5% of total loans and/or (ii) non-accrual loans over gross loans have increased by 0.5% in one period. In the case of TDR’s, a determination will be made on a case-by-case basis whether the amount and number of TDR’s, based on their performance and collateral protection, warrant increased reserves. The extent of the adjustment will depend on the severity of the trends. A decreased (positive) adjustment may occur when levels exceed the thresholds established above, but are improving as supported over, at a minimum, two consecutive quarters. The extent of the adjustment will depend on the improvements of the trend.

•	Problem Loan Trend: This factor may be adjusted depending on the trend of criticized and classified loans. An increased (negative) adjustment will be made whenever (1) classified loans exceed 75% of Tier 1 Capital and Reserves and/or (2) classified loans increased in one period by 1% of gross loans. A decrease (positive) adjustment may occur when the levels exceed the thresholds established above, but are improving as supported over, at minimum, two consecutive quarters. The extent of the adjustment will depend on the improvements of the trend. In instances where the levels are within the thresholds established above, a neutral risk posture will be taken.

•	Loss and Recovery Trend: This factor may be adjusted depending on the comparison of peer banks. An increased (negative) adjustment to this factor generally may occur when net charge-off ratio exceeds those of peer banks. The determination of whether the adjustments should be major, moderate, or minor depends on the severity of the difference between our and our peer banks’ net charge-off ratios.

•	Quality of Loan Review: This factor may be adjusted when there has been a noted and significant (as determined and documented from external or internal sources) deterioration or improvement in our loan review system and/or management’s oversight. The extent of the adjustment will depend on the significance of the changes noted. A positive (decrease) adjustment will generally occur when there had previously been a documented weakness and clear improvement was noted by external sources. A negative (increase) adjustment will generally occur when a significant deterioration was noted by external sources, in our loan review system and/or the degree of oversight by the management. In the absence of noted changes to the loan review system and/or the degree of oversight by the management, a neutral posture will be taken.

•	Lending and Management Staff: This factor will be adjusted with changes to the experience, ability, and depth of lending management and staff that are significant enough to warrant adjustment to the loss migration ratio. An increased (negative) adjustment would occur if we are understaffed and/or inexperienced to the point that the risk is measurably increased. The extent of the adjustment depends on the perceived impact the staffing problem may have on the loan supervision of the loan portfolio. Conversely, if we have been understaffed or have lacked experience in a particular loan category or loan type and management has taken the appropriate action to adequately address these issues, then a decreased (positive) adjustment may be appropriate. The extent of the adjustment depends on the perceived impact the adequate staffing situation may have on the loan supervision of the portfolio. If the staffing or the experience level of lending staff is considered to be adequate (as determined by an external source) then, in general, a neutral posture will be taken.

•	Lending Policies and Procedures: This factor may be adjusted depending on the documented results of external reviews of our policies and procedures, including underwriting standards and collection, charge-off, and recovery practices. If it is determined that there are significant deficiencies noted in our policies, procedures, underwriting standards or practices then, as appropriate, the loss migration ratio may be adjusted to reflect the increased risk until such a time as the deficiencies are adequately addressed by management. The determination of whether the adjustments should be major, moderate, or minor depends on the extent and severity of the deficiency noted. It is the objective of our management to maintain at all times adequate policies, procedures, underwriting standards, and practices. As a general rule, this factor will not be below a neutral scenario situation.

•	Economic and Business Conditions: This factor may be adjusted depending on local, regional, and national economic trends and their perceived impact on our particular market segments. An increased (negative) adjustment to this factor would occur in periods where the economic forecast is lackluster or negative. The extent of the increased adjustment will depend on the forecast together with its perceived impact on our loan portfolio pools. In periods of recovery where economic forecasts are positive and vibrant, we may consider positive (decreased) adjustments to the loss migration ratio. The extent of the decreased adjustments will depend on the forecast together with its perceived impact on our loan portfolio pools. In periods of economic stability, with forecasts of continued stability, the impact of this factor will be considered to be neutral.

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Central to our credit risk management and our assessment of appropriate loss allowance is our loan risk rating system. Under this system, the originating credit officer assigns borrowers an initial risk rating based on a thorough analysis of each borrower’s financial capacity in conjunction with industry and economic trends. Approvals are made based upon the amount of inherent credit risk specific to the transaction and are reviewed for appropriateness by senior line and credit administration personnel. Credits are monitored by line and credit administration personnel for deterioration in a borrower’s financial condition which may impact the ability of the borrower to perform under the contract. Although management has allocated a portion of the allowance to specific loans, specific loan pools, including off-balance sheet credit exposures which is reported separately as part of other liability, the adequacy of the allowance is considered in its entirety.

SBA Loans

Certain Small Business Administration ("SBA") loans that may be sold prior to maturity have been designated as held for sale at origination and are recorded at the lower of cost or market value, determined on an aggregate basis. A valuation allowance is established if the market value of such loans is lower than their cost, and operations are charged or credited for valuation adjustments. When we sell a loan, we usually sell the guaranteed portion of the loan and retain the non-guaranteed portion. We receive sales proceeds from: (i) the guaranteed principal of the loan, (ii) the deferred premium for the difference between the book value of the retained portion and the fair value allocated to the retained portion, and (iii) the loan excess servicing fee (i.e. the servicing fee less normal servicing costs - typically 40 basis points). At the time of sale, the deferred premium, which is amortized over the remaining life of the loan as an adjustment to yield, is recorded for the difference between the book value and the fair value allocated to the retained portion. The sales gain is recognized from the difference between the proceeds and the book value allocated to the sold portion.

We allocate the book value of the related loan among three portions on the basis of their relative fair value: (i) the sold portion, (ii) the retained portion, and (iii) the excess servicing fee. We estimate the fair value of each portion based on the following. The amount received for the sale represents the fair value of the sold portion. The fair value of the retained portion is computed by discounting, at 1% above the contract rate (note rate), its future cash flows over the estimated life of the loan. We calculate the fair value of the excess servicing fee (ESF) for the loan from the cash in-flow of the net servicing fee over the estimated life of the loan, discounted at 1.5% above the note rate.

We capitalize the fair value allocated to ESF in two categories: (i) intangible servicing assets, and (ii) interest-only strip receivables. The servicing asset is recorded based on the present value of the contractually specified servicing fee, net of servicing cost, over the estimated life of the loan, using a discount rate of 1.5% above the main note rate, with an average discount rate of 7.2% and a range of constant prepayment rates from 14% to 17% for the three months ended June 30, 2004. For the prior year’s same period, the discount rate was also 1.5% above the main note rate, with an average discount rate of 7.5% and a range of constant prepayment rates from 14% to 17%. The servicing asset is amortized in proportion to and over the period of estimated servicing income. We have capitalized $868,700 and $672,643 of servicing assets and amortized $464,203 and $267,384 during the quarters ended June 30, 2004 and 2003, respectively. Management periodically evaluates the servicing asset for impairment. Impairment, if it occurs, is recognized in a valuation allowance in the period of impairment. For purposes of measuring impairment, the servicing assets are stratified by collateral type. No impairment existed at June 30, 2004 or December 31, 2003. An interest-only strip is recorded based on the present value of the excess of future interest income, over the contractually specified servicing fee, calculated using the same assumptions as noted above. Interest-only strips are accounted for at their estimated fair value, with unrealized gains or losses recorded as an adjustment in accumulated other comprehensive income in shareholders’ equity.

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Non-Accrual Loan Policy

Interest on loans is credited to income as earned and is accrued only if deemed collectible. Accrual of interest is discontinued when a loan is over 90 days delinquent or if management believes that collection is highly uncertain. Generally, payments received on nonaccrual loans are recorded as principal reductions. Interest income is recognized after all principal has been repaid or an improvement in the condition of the loan has occurred that would warrant resumption of interest accruals.

Stock-Based Compensation

Statement of Financial Accounting Standards ("SFAS") No. 123, Accounting for Stock-Based Compensation, encourages all entities to adopt a fair value based method of accounting for employee stock compensation plans, whereby compensation cost is measured at the grant date based on the value of the award and is recognized over the service period, which is usually the vesting period. However, it also allows an entity to continue to measure compensation cost for those plans using the intrinsic value based method of accounting prescribed by Accounting Principles Board Opinion ("APB") No. 25, Accounting for Stock Issued to Employees, whereby compensation cost is the excess, if any, of the quoted market price of the stock at the grant date (or other measurement date) over the amount an employee must pay to acquire the stock. Stock options issued under our stock option plan have no intrinsic value at the grant date, and under APB No. 25 no compensation cost is recognized for them. We have elected to continue with the accounting methodology in APB No. 25 and, as a result, have provided pro forma disclosures of net income and earnings per share and other disclosures as if the fair value based method of accounting had been applied. The pro forma disclosures include the effects of all awards granted on or after January 1, 1995 (see Note 6 to the financial statements included herein.)

Other Real Estate Owned

Other real estate owned, which represents real estate acquired through foreclosure, or deed in lieu of foreclosure in satisfaction of commercial and real estate loans, is carried at the lower of cost or estimated fair value less the estimated selling costs of the real estate. The fair value of the property is based upon a current appraisal. The difference between the fair value of the real estate collateral and the loan balance at the time of transfer is recorded as a loan charge off if fair value is lower. Subsequent to foreclosure, management periodically performs valuations and the OREO property is carried at the lower of carrying value or fair value, less cost to sell. The determination of a property’s estimated fair value incorporates (1) revenues projected to be realized from disposal of the property, (2) construction and renovation costs, (3) marketing and transaction costs, and (4) holding costs (e.g., property taxes, insurance and homeowners’ association dues). Any subsequent declines in the fair value of the OREO property after the date of transfer are recorded through a write-down of the asset. Any subsequent operating expenses or income, reduction in estimated fair values, and gains or losses on disposition of such properties are charged or credited to current operations.

Investment Securities

Our investment policy seeks to provide and maintain liquidity, produce favorable returns on investments without incurring unnecessary interest rate or credit risk, while complementing our lending activities. Our investment securities portfolio is subject to interest rate risk. Fluctuations in interest rates may cause actual prepayments to vary from the estimated prepayments over the life of the security. This may result in adjustments to the amortization of premiums or accretion of discounts related to these instruments, consequently changing the net yield on such securities. Reinvestment risk is also associated with the cash flows from such securities. The unrealized gain/loss on such securities may also be adversely impacted by changes in interest rates.

Under SFAS No. 115, investment securities that management has the positive intent and ability to hold to maturity are classified as "held-to-maturity" and recorded at amortized cost. Securities not classified as held-to-maturity or trading, with readily determinable fair values, are classified as "available-for-sale" and recorded at fair value. Purchase premiums and discounts are recognized in interest income using the interest method over the estimated lives of the securities.

Currently, all of our investment securities are classified as either available-for-sale or held-to-maturity. The unrealized gains and losses for available-for-sale securities are excluded from earnings and reported in other comprehensive income, as part of shareholders’ equity. We are obligated to assess, at each reporting date, whether there is "other than temporary" impairment to our investment securities. Declines in the fair value of held-to-maturity and available-for-sale securities below their cost that are deemed to be other than temporary are reflected in earnings as realized losses. Gains and losses on the sale of securities are recorded on the trade date. As of June 30, 2004 and December 31, 2003, no investment securities were determined to have any other than temporary impairment.

17

Results of Operations
Net Interest Income and Net Interest Margin

Our primary source of revenue is net interest income, which is the difference between interest and fees derived from earning assets and interest paid on liabilities obtained to fund those assets. Our net interest income is affected by changes in the level and mix of interest-earning assets and interest-bearing liabilities, referred to as volume changes. Our net interest income is also affected by changes in the yields earned on assets and rates paid on liabilities, referred to as rate changes. Interest rates charged on our loans are affected principally by the demand for such loans, the supply of money available for lending purposes and competitive factors. Those factors are, in turn, affected by general economic conditions and other factors beyond our control, such as federal economic policies, the general supply of money in the economy, legislative tax policies, the governmental budgetary matters, and the actions of the Federal Reserve Board ("FRB").

Average interest-earning assets increased by $312.8 million (44.2%) and $276.2 million (40.3%), to $1.02 billion and $961.5 million, respectively, in the second quarter and the first half of 2004, as compared with $707.1 million and $685.3 million, respectively, for the prior year’s same periods. Average net loans increased by $294.6 million (50.5%) and $269.4 million (48.2%) to $878.5 million and $828.0 million, respectively, in the second quarter and the first half of 2004, compared to $583.9 million and $558.6 million, respectively, for the prior year’s same periods. The negative impact of the FRB’s additional interest rate-cut in June 2003 decreased the average yields on interest-earning assets to 5.34% in the second quarter of 2004, as compared with 5.44% in the same quarter of 2003. For the first six-month period of 2004, we increased the loan composition to 86.1% of average interest-earning assets in 2004 from 81.5% in 2003. In the first quarter of 2004, we collected prepayment penalties and additional interest income from the pay-off of two loans placed on non-accrual status. These actions increased the average yields on interest-earning assets to 5.46% for the first half of 2004, which was comparable to the 5.44% for the prior year’s same period. This growth of interest-earning assets, especially the loan portfolio, significantly increased our total interest income by 41.5% and 40.8% to $13.6 million and $26.3 million, respectively, for the second quarter and the first half of 2004, respectively, as compared with $9.6 million and $18.6 million, respectively, for the prior year’s same periods.

Average interest-bearing liabilities increased by 50.4% to $781.1 million and 46.5% to $732.9 million in the second quarter of 2004 and the first half of 2004, compared to $519.4 and $500.0 million respectively, in the same periods of 2003. Average interest-bearing deposit portfolio also increased by 42.3% to $708.7 million and 39.1% to $666.6 million in the second quarter of 2004 and the first half of 2004, as compared with $498.0 million and $479.3 million respectively, in the same periods of 2003. We also increased other borrowings over the last twelve months (see "Deposits and Other Sources of Funds" below). Due mainly to the volume increase of interest-bearing liabilities, total interest expense increased by $1.2 million and $2.0 million, respectively, to $4.1 million and $7.6 million for the three months and six months ended June 30, 2004, as compared with $2.9 million and $5.6 million for the same periods of 2003. As our deposits repriced following the June 2003 interest rate-cut, the average interest rate we paid for interest-bearing deposits for the second quarter and the first six months of 2004 was down to 2.06% and 2.05%, respectively, from 2.17% and 2.21% in the same period of 2003 and the average interest rate we paid on total interest-bearing liabilities decreased to 2.08% for the second quarter and the first half of 2004, from 2.20% from 2.24% for the prior year’s same periods.

The combined result of management’s efforts and the repricing of our deposit portfolio was an increase of net interest income. Net interest income increased by $2.7 million (41.2%) to $9.5 million and by $5.6 million (42.9%) to $18.6 million, respectively in the second quarter and first half of 2004 from $6.8 million and $13 million in the same periods of 2003. With the negative impact of the Federal Reserve Board’s rate-cuts on our asset-sensitive position, our net interest margin decreased to 3.74% in the second quarter of 2004 from 3.82% in the same quarter of 2003 while the net interest margin of the first six month month period was slightly increased to 3.88% from 3.81% in the same period of 2003 due to this additional income collected in the first quarter of 2004. The net interest spread slightly increased to 3.25% and 3.38%, respectively, in the second quarter and the first six months of 2004 from 3.24% and 3.20% in the same periods of 2003.

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In June 2003, the Federal Reserve Board lowered its overnight lending rate once again by a quarter percent to 1.00%. The Wall Street Journal Prime Rate was lowered to 4.00% at the end of 2003 from 9.5% at the beginning of 2001. We are in an asset-sensitive position, meaning that these rate reductions negatively affected our net interest income, because more earning assets were immediately re-priced than interest-bearing deposits. At the end of the second quarter of 2004, the Federal Reserve Board increased its overnight lending rate back up by a quarter percent to 1.25% and the Wall Street Journal Prime Rate correspondingly increased to 4.25%. Although we price deposits competitively with the goal to continue to fund our growing loan portfolio, our models indicate that our margin should expand in a rising interest rate environment.

The following table sets forth, for the periods indicated, our average balances of assets, liabilities and shareholders’ equity, in addition to the major components of net interest income and net interest margin:

Distribution, Yield and Rate Analysis of Net Interest Income
(Dollars in Thousands)

	For the Quarter Ended June 30,
	2004			2003
	Average Balance	Interest Income/ Expense	AnnualizedAverage Rate/Yield	Average Balance	Interest Income/ Expense	AnnualizedAverage Rate/Yield
Assets: Interest-earning assets:
Net loans[1]	$878,496	$12,764	5.81%	$583,894	$8,828	6.05%
Securities of U.S. government agencies	67,180	493	2.93%	59,380	413	2.78%
Other investment securities	15,398	192	5.00%	14,952	201	5.38%
Overnight investments	54,987	143	1.04%	46,366	161	1.39%
Money market preferred securities	3,758	12	1.24%	1,231	4	1.16%
Interest-earning deposits	103	1	1.99%	1,277	8	2.61%
Total interest-earning assets	1,019,922	13,605	5.34%	707,100	9,615	5.44%
Cash and due from banks	52,745			40,714
Other assets	45,139			25,542
Total assets	$1,117,806			$773,356
Liabilities and Shareholders' Equity:
Interest-bearing liabilities:
Money market deposits	$187,984	$865	1.84%	$96,112	$396	1.65%
Super NOW deposits	21,185	41	0.76%	16,707	33	0.79%
Savings deposits	27,882	52	0.75%	22,462	41	0.73%
Time certificates of deposit in denominations of $100,000 or more	352,442	1,910	2.17%	236,962	1,313	2.22%
Other time deposits	119,209	789	2.65%	125,763	922	2.93%
Other borrowings	72,390	410	2.27%	21,374	153	2.86%
Total interest-bearing liabilities	781,092	4,067	2.08%	519,380	2,858	2.20%
Demand deposits	250,174			193,914
Other liabilities	11,142			9,725
Shareholders' equity	75,398			50,337
Total liabilities and shareholders' equity	$1,117,806			$773,356
Net interest income		$9,538			$6,757
Net interest spread[2]			3.25%			3.24%
Net interest margin[3]			3.74%			3.82%

__________________________________
1 Loan fees have been included in the calculation of interest income. Loan fees were approximately $525,000 and $491,000 for the quarter ended June 30, 2004 and 2003, respectively, and approximately $1,372,000 and $912,000 for the six months ended June 30, 2004 and 2003, respectively. Net loans are net of the allowance for loan losses, unearned income and related direct costs.
2 Represents the average rate earned on interest-earning assets less the average rate paid on interest-bearing liabilities.
3 Represents net interest income as a percentage of average interest-earning assets.

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	For the Six Months Ended June 30,
	2004			2003
	Average Balance	Interest Income/ Expense	AnnualizedAverage Rate/Yield	Average Balance	Interest Income/ Expense	AnnualizedAverage Rate/Yield
Assets: Interest-earning assets:
Net loans[1]	$827,999	$24,612	5.94%	$558,621	$17,104	6.12%
Securities of U.S. government agencies	65,158	963	2.96%	55,258	784	2.84%
Other investment securities	15,652	398	5.09%	13,731	366	5.33%
Overnight investments	48,866	258	1.06%	55,555	371	1.34%
Money market preferred securities	3,703	25	1.33%	619	4	1.15%
Interest-earning deposits	124	2	2.43%	1,481	20	2.74%
Total interest-earning assets	961,502	26,258	5.46%	685,265	18,649	5.44%
Cash and due from banks	51,231			39,893
Other assets	39,221			21,191
Total assets	$1,051,954			$746,349
Liabilities and Shareholders' Equity:
Interest-bearing liabilities:
Money market deposits	$168,434	$1,508	1.79%	$88,937	$722	1.62%
Super NOW deposits	20,384	77	0.76%	17,220	78	0.90%
Savings deposits	27,167	102	0.75%	21,004	76	0.72%
Time certificates of deposit in denominations of $100,000 or more	334,936	3,681	2.20%	230,818	2,724	2.36%
Other time deposits	115,706	1,470	2.54%	121,304	1,697	2.80%
Other borrowings	66,317	777	2.34%	20,691	302	2.91%
Total interest-bearing liabilities	732,944	7,615	2.08%	499,974	5,599	2.24%
Demand deposits	239,456			189,087
Other liabilities	10,225			8,481
Shareholders' equity	69,329			48,807
Total liabilities and shareholders' equity	$1,051,954			$746,349
Net interest income		$18,643			$13,050
Net interest spread[2]			3.38%			3.20%
Net interest margin[3]			3.88%			3.81%

______________________________________________
1 Loan fees have been included in the calculation of interest income. Loan fees were approximately $525 and $491 for the quarter ended June 30, 2004 and 2003, respectively, and approximately $1,372 and $912 for the six months ended June 30, 2004 and 2003, respectively. Net loans are net of the allowance for loan losses, unearned income and related direct costs.
2 Represents the average rate earned on interest-earning assets less the average rate paid on interest-bearing liabilities.
3 Represents net interest income as a percentage of average interest-earning assets.

20

The following table sets forth, for the periods indicated, the dollar amount of changes in interest earned and paid for interest-earning assets and interest-bearing liabilities and the amount of change attributable to changes in average daily balances (volume) or changes in average daily interest rates (rate). All yields were calculated without the consideration of tax effects, if any, and the variances attributable to both the volume and rate changes have been allocated to volume and rate changes in proportion to the relationship of the absolute dollar amount of the changes in each:

Rate/Volume Analysis of Net Interest Income

	Three Months Ended June 30, 2004 vs. 2003 Increase (Decrease) Due to Change In			Six Months Ended June 30, 2004 vs. 2003 Increase (Decrease) Due to Change In
	Volume	Rate	Total	Volume	Rate	Total
Interest income:
Net loans[1]	$4,293	($357)	$3,936	$8,021	($513)	$7,508
Securities of U.S. government agencies	57	23	80	145	33	178
Other investment securities	6	(15)	(9)	50	(17)	33
Overnight investments	26	(44)	(18)	(41)	(72)	(113)
Money market preferred securities	8	0	8	20	1	21
Interest-earning deposits	(6)	(1)	(7)	(16)	(2)	(18)
Total interest income	4,384	(394)	3,990	$8,178	($569)	$7,609

Interest expense:
Money market deposits	$418	$51	$469	$705	$81	$786
Super NOW deposits	8	(1)	7	13	(14)	(1)
Savings deposits	10	1	11	22	3	25
Time certificates of deposit in denominations of $100,000 or more	627	(29)	598	1,156	(198)	958
Other time deposits	(46)	(87)	(133)	(76)	(151)	(227)
Other borrowings	294	(37)	257	545	(70)	475
Total interest expense	1,311	(102)	1,209	2,365	(349)	2,016

Change in net interest income	$3,073	(292)	$2,781	$5,814	($220)	$5,593

Provision for Loan Losses

In anticipation of credit risk inherent in our lending business, we set aside allowances through charges to earnings. Such charges were not only made for the outstanding loan portfolio, but also for off-balance sheet items, such as commitments to extend credits or letters of credit. The charges made for the outstanding loan portfolio were credited to allowance for loan losses, whereas charges for off-balance sheet items were credited to reserve for off-balance sheet items, which is presented as a component of other liabilities.

Since 2001, the recessionary economy has to some extent deteriorated the quality of our loan portfolio. We have made efforts to respond to this decline by identifying problem loans in a timely manner and taking immediate actions, including foreclosure, once these problem loans have been identified. This improved asset quality control initially increased the level of nonperforming loans and charge-offs, and as a result, we had to increase the provision for loan losses to $3.9 million in 2001. Although the Southern California economy remains slow, management’s continued emphasis on asset quality control has successfully curbed the increase of the level of nonperforming assets and significantly reduced net charge-offs and provision for loan losses. As a result, the provisions for loan losses in 2003 decreased to $2.8 million.

__________________________________________________
1 Loan fees have been included in the calculation of interest income. Loan fees were approximately $525,000 and $491,000 for the quarter ended June 30, 2004 and 2003, respectively, and approximately $1,372,000 and $912,000 for the six months ended June 30, 2004 and 2003, respectively. Net loans are net of the allowance for loan losses, unearned income and related direct costs.

21

However, in the second quarter and the first half of 2004, the provision almost doubled up to $670,000 and $1.6 million, respectively, from $343,000 and $796,000, respectively, for the prior year’s same periods. Such increase was mainly caused by, in addition to the rapid growth of the loan portfolio, the application of the higher calculated loss migration ratio to the reserve calculation for off-balance-sheet items since the first half of 2004. We provided $387,000 for the credit risk of off-balance sheet items in the first quarter of 2004, as compared with ($4,000) for the prior year's same period. The procedures for monitoring the adequacy of the allowance for loan losses, as well as detailed information concerning the allowance itself, are described in the section entitled "Allowance for Loan Losses" below.

Noninterest Income

Total noninterest income increased by 25.7% and 35.9% to $5.2 million and $10.3 million in the second quarter and the first half of 2004, respectively, as compared with $4.1 million and $7.5 million in the same periods of 2003. These increases were primarily attributable to our efforts to diversify and expand our non-interest revenue sources. We currently earn non-interest income from various sources, including newly added sources last year (an income stream provided by the Bank Owned Life Insurance as a form of increase in cash surrender value and gain on sale of mortgage loans and nonguaranteed portion of SBA loans). Noninterest income as a percentage of average assets slightly decreased to 0.46% in the second quarter of 2004 from 0.53% in the same period of 2003, and to 0.98% in the first half of 2004 from 1.01% in the same period of 2003.

The following table sets forth the various components of our noninterest income for the periods indicated:

Noninterest Income
(Dollars in thousands)

For Three Months Ended June 30,	2004		2003
	(Amount)	(%)	(Amount)	(%)
Gain on sale of loans	$2,033	39.2%	$1,037	25.1%
Service charges on deposit accounts	1,834	35.3%	1,969	47.7%
Loan related servicing income	668	12.9%	565	13.7%
Loan referral fee income	27	0.5%	154	3.7%
Loan packaging fee	138	2.7%	114	2.8%
Income from other earning assets	144	2.8%	150	3.6%
Other income	344	6.6%	139	3.4%
Total	$5,188	100.0%	$4,128	100.0%
Average assets	$1,117,806		$773,356
Noninterest income as a % of average assets		0.46%		0.53%

For Six Months Ended June 30,	2004		2003
	(Amount)	(%)	(Amount)	(%)
Gain on sale of loans	$4,171	35.6%	$2,114	28.0%
Service charges on deposit accounts	3,657	40.7%	3,505	46.4%
Loan related servicing income	1,173	11.4%	1,035	13.7%
Loan referral fee income	100	1.0%	186	2.5%
Loan packaging fee	260	2.5%	200	2.7%
Income from other earning assets	301	2.9%	196	2.6%
Other income	598	5.9%	312	4.1%
Total	$10,260	100.0%	$7,548	100.0%
Average assets	$1,051,954		$746,349
Noninterest income as a % of average assets		0.98%		1.01%

Our largest noninterest income source for the second quarter and the first half of 2004 was the gain on the sale of loans, representing 39.2% and 40.7%, respectively, of the total noninterest income for the comparable periods. This income source almost doubled up to $2.0 million and $4.2 million, respectively, in the second quarter and the first half of 2004 from $1.0 million and $2.1 million for the prior year's same periods. The gain on the sale of loans, represented 25.1% and 28.0% of the total noninterest income for the second quarter and the first half of 2003, respectively. This non-interest income was derived primarily from the sale of the guaranteed portion of SBA loans and, since the fourth quarter of 2003, the sale of residential mortgage loans and unguaranteed portion of SBA loans. We sell the guaranteed portion of SBA loans in government securities secondary markets and retain servicing rights. After the restructure of our SBA department into a marketing-oriented one, our SBA loan production level continued to increase. We produced $32.9 million and $23.0 million in SBA loans in the second quarter of 2004 and 2003, respectively and $56.6 million and $40.2 million in the first six months of 2004 and 2003, respectively. The increased SBA loan production volume, combined with sales of other types of loans significantly, increased this income source. In the second quarter and the first six months of 2004, the gain on sale of unguaranteed portions of SBA loans and residential mortgage loans was $356,000 and $1,059,000, respectively. There were no sales in the same periods of 2003.

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Our second largest noninterest income source was service charge income on deposit accounts, representing 35.3% and 47.7% of total noninterest income in the second quarter of 2004 and 2003, respectively. This income source decreased from $2.0 million in the second quarter of 2003 to $1.8 million in the second quarter of 2004 and slightly increased to $3.7 million for the first half of 2004 from $3.5 million for the first half of 2003. Our effort to increase core deposits to fund the loan growth sometimes required us to forgive service charges on deposit accounts in order to maintain the competitive edge. As a result, this type of income did not increase significantly, although our average deposits increased by 29% and 27%, respectively, in the second quarter and the first half of 2004, as compared with the prior year’s same periods. We constantly review service charge rates and the manager's authority to waive them to maximize service charge income while maintaining a competitive position.

The third largest source of noninterest income was loan-related servicing income. This fee income consists of trade-financing fees and servicing fees on SBA loans sold, and grew to $668,000 and $1.2 million, respectively, in the second quarter and the first half of 2004 from $565,000 and $1.0 million for the prior year’s same periods. Such increase was mainly caused by the growth of our servicing loan portfolio ($203.1 million and $143.4 million at the end of second quarter of 2004 and 2003, respectively).

Our loan referral fee income source includes income derived from our referring to other financial institutions loans that did not meet our lending requirements for various reasons, including size, availability of funds, credit criteria and others. Our referral fee income was $27,000 in the second quarter of 2004 and $154,000 in the same period of 2003, representing 0.5% and 3.7% of total noninterest income in the second quarter of 2004 and 2003, respectively. For the first six-month period, the referral fee income decreased to $100,000 in 2004 from $186,000 in 2003, representing 1.0% and 2.5% of total noninterest income in the comparable periods of 2004 and 2003, respectively. It cannot be assured that this source of revenue will not continue to decline, as we believe that it is not a stable source of revenue.

Loan packaging fee income, which represents charges to borrowers for their loan processing, has continued to increase as our loan production level has increased. The income from this source increased to $138,000 and $260,000 in the second quarter and the first half of 2004 from $114,000 and $200,000 for the prior year’s same periods.

Income on other earning assets represented income from earning assets other than interest-earning securities, such as dividend income on Federal Home Loan Bank stock and the increase in cash surrender value of Bank Owned Life Insurance. Such income was $144,000 and $150,000 in the second quarter of 2004 and 2003, respectively, and $301,000 and $196,000 in the first half of 2004 and 2003, respectively. This increase was attributable primarily to the fact that we bought the $10.5 million Bank Owned Life Insurance in March of 2003 that produced most of this type of income.

Other income, representing income from miscellaneous sources, such as insurance proceeds in excess of the carrying value or gain on sale of fixed assets, increased to $344,000 and $598,000, respectively, in the second quarter and the first half of 2004 from $139,000 and $312,000 in the prior year’s same periods. Primarily, these increases were attributable to approximately a $135,000 settlement award on an insurance claim received in 2004 in addition to the normal increases following the growth of our business activities.

Noninterest Expense

Total noninterest expense increased to $6.0 million and $12.1 million in the second quarter and the first half of 2004, as compared with $5.2 million and $9.8 million in the prior year’s same periods, representing an increase of 16.1% and 24.1%, respectively. These increases can be attributed to the expanded personnel and premises associated with our business growth, including the recent opening of three new branch offices (Fashion Town in 2004 and Mid-Wilshire and Irvine in 2003), and the formation of two new departments (Auto Loan Center and Home Loan Center in 2003). However, due to the continuing efforts to minimize operating expenses, noninterest expenses as a percentage of average assets were slightly lowered to 0.54% and 1.15% in the second quarter and the first half of 2004, as compared with 0.67% and 1.31%, respectively, in the prior year’s same periods. Management believes that its efforts in cost-cutting and revenue diversification have improved our operational efficiency, as evidenced by the decrease in our efficiency ratio (the ratio of noninterest expense to the sum of net interest income before provision for loan losses and total noninterest income) to 41.0% and 42.0% in the second quarter and the first half of 2004, as compared with 47.6% and 47.5%, respectively, in the prior year’s same periods.

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The following table sets forth a summary of noninterest expenses for the periods indicated:

Noninterest Expense
(Dollars in thousands)

For Three Months Ended June 30,	2004		2003
	(Amount)	(%)	(Amount)	(%)
Salaries and employee benefits	$3,581	59.3%	$3,095	59.8%
Occupancy and equipment	676	11.2%	514	9.9%
Data processing	404	6.7%	453	8.7%
Loan referral fees	314	5.2%	198	3.8%
Professional fees	176	2.9%	174	3.4%
Directors’ fees	105	1.7%	98	1.9%
Office supplies	133	2.2%	175	3.4%
Advertising	79	1.3%	26	0.5%
Communications	80	1.3%	110	2.1%
Deposit insurance premium	33	0.5%	70	1.3%
Outsourced service for customers	320	5.3%	256	4.9%
Other	142	2.4%	13	0.3%
Total	$6,043	100.0%	$5,183	100.0%
Average assets	$1,117,806		$773,356
Noninterest expenses as a % of average assets		0.54%		0.67%

For Six Months Ended June 30,	2004		2003
	(Amount)	(%)	(Amount)	(%)
Salaries and employee benefits	$7,242	59.6%	$5,999	61.3%
Occupancy and equipment	1,285	10.6%	1,002	10.2%
Data processing	773	6.4%	843	8.6%
Loan referral fees	604	5.0%	336	3.4%
Professional fees	420	3.5%	271	2.8%
Directors’ fees	208	1.7%	199	2.0%
Office supplies	245	2.0%	238	2.4%
Advertising	203	1.7%	40	0.4%
Communications	163	1.3%	184	1.9%
Deposit insurance premium	62	0.5%	135	1.4%
Outsourced service for customers	624	5.1%	433	4.4%
Other	314	2.6%	109	1.1%
Total	$12,145	100.0%	$9,789	100.0%
Average assets	$1,051,954		$746,349
Noninterest expenses as a % of average assets		1.15%		1.31%

Salaries and employee benefits represented approximately 60% of total noninterest expenses. For the second quarter and the first half of 2004, they totaled $3.6 million, and $7.2 million, respectively, as compared with $3.1 million and $6.0 million for the prior year’s same periods, representing an increase of 15.7% and 20.7%, respectively, for the comparable periods. Despite the branch openings and significant asset growth in the past twelve months, our efforts to promote efficient operations limited the increase of these expenses to a level far lower than our asset growth rate. The number of full-time equivalent employees was 229 as of June 30, 2004, compared with 197 as of June 30, 2003, and assets per employee increased to $4.6 million at June 30, 2004 from $3.8 million at June 30, 2003.

Occupancy and equipment expenses totaled $676,000 and $1.3 million, respectively, for the second quarter and the first half of 2004 as compared with $514,000 and $1.0 million for the prior year’s same periods, representing an increase of 32.0% and 28.3%, respectively, for the comparable periods. These increases were attributable primarily to the expansion of our branch network and the opening of new departments. These expenses represent approximately 10% to 11% of total noninterest expenses.

Data processing expenses were $404,000 and $773,000, respectively, for the second quarter and the first half of 2004, as compared with $453,000 and $843,000 for the prior year’s same periods, representing a decrease of 10.7% and 8.3%, respectively, for the comparable periods. These decreases were due mainly to the lower service charge rate on a new data processing contract that we have operated under since our system conversion in the second quarter of 2003. As a result, these expenses decreased to 6% to 7% of total noninterest expenses this year from 8% to 9% a year ago.

24

Loan referral fees generally are paid to brokers who refer loans (in most cases, SBA loans) to us. These referral fees increased to $314,000 and $604,000 in the second quarter and the first half of 2004, as compared with $198,000 and $336,000 for the prior year’s same periods, representing an increase of 58.3% and 79.5%, respectively, for the comparable periods. Such increases were mainly the result of increases in our SBA loan production which is usually broker-driven. Our SBA loan production increased to $32.9 million and $56.6 million, respectively, in the second quarter and the first half of 2004 from $23.0 million and $40.2 million in the comparable periods a year ago. We also have started to pay referral fees for qualified commercial loans since the end of last year.

Professional fees were $176,000, and $174,000, or 2.9%, and 3.4% of total noninterest expenses, in the second quarter of 2004, and 2003, respectively. For the first half, such expense increased to $420,000 in 2004 from $271,000 a year ago. This increase was attributable to the legal expenses incurred in relation to the holding company formation in addition to our efforts to comply with the additional legal and accounting requirements recently imposed on us by the Sarbanes-Oxley Act. We expect that expenditures in this area will continue to be significant, as we address recently released SEC regulations and the new Nasdaq corporate governance requirements.

Advertising expense significantly increased to $79,000 and $203,000 in the second quarter and the first half of 2004, as compared with $26,000 and $40,000 for the prior year’s same periods. This increase can be attributed to the expanded marketing activities, such as advertisements and promotion items for the newly opened branch offices and departments and new products such as residential mortgage loans.

Outsourced service costs for customers are paid to outside parties who provide services that were traditionally provided by banks to their customers, such as armored car services or bookkeeping services, and are recouped from the earnings credits earned by the respective depositors on their balances maintained with us. These expenses have increased to $320,000 and $624,000 in the second quarter and the first half of 2004, as compared with $256,000 and $433,000 for the prior year’s same periods. Such increases were mainly the result of the growth of depositors, such as escrow accounts or brokerage accounts, who demand such services.

Despite management’s commitment to control noninterest expenses, other than the categories specifically addressed above, such as office supplies and communication expenses, these expenses increased to $493,000 and $992,000 in the second quarter and the first half of 2004, as compared with $466,000 and $865,000 for the prior year’s same periods, representing an increase of 5.8% and 14.7%, respectively, for the comparable periods. Such increase was due mainly to the one-time charges relating to the holding company formation and the filing of the related registration statement, in addition to the normal increases following our business growth.

Generally, noninterest expenses have increased in recent years as a result of the rapid asset growth and expansion of our office network and products, all requiring substantial increases in the number of staff, as well as additional occupancy and data processing costs. Management anticipates that noninterest expenses will continue to increase as we continue to grow. However, management remains committed to cost-control and efficiency improvement, and we expect to keep these increases to a minimum relative to growth.

Provision for Income Taxes

For the second quarter ended June 30, 2004, we made a provision for income taxes of $3.2 million on pretax net income of $8.0 million, representing an effective tax rate of 39.8%, as compared with a provision for income taxes of $2.1 million on pretax net income of $5.4 million, representing an effective tax rate of 39.3%, for the same quarter of 2003. For the first half of 2004, we made a provision for income taxes of $6.0 million on pretax net income of $15.2 million, representing an effective tax rate of 39.7%, as compared with a provision for income taxes of $4.0 million on pretax net income of $10.0 million, representing an effective tax rate of 40.0%, for the same period of 2003.

The effective tax rate for the first half of 2004 was slightly lower than that for the prior year’s same period due to tax benefits derived from Bank Owned Life Insurance and Low Income Housing Tax Credit Funds purchased since March 2003 (see "Other Earning Assets" for further discussion). In addition, our effective tax rates were generally one to two percentage points lower than statutory rates due to state tax benefits derived from doing business in an Enterprise Zone ("EZ").

Income tax expense is the sum of two components: current tax expense and deferred tax expense (benefit). Current tax expense is reached by applying current tax rate to taxable income. The deferred tax expense accounts for the change in deferred tax assets (liabilities) from year to year. Deferred income tax assets and liabilities represent the tax effects, based on current tax law, of future deductible or taxable amounts attributable to events that have been recognized in the financial statements. Because we traditionally recognize substantially more expenses in our financial statements than we have been allowed to deduct for taxes, we generally have a net deferred tax asset. At June 30, 2004 and December 31, 2003, we had net deferred tax assets of $4.8 million and $3.8 million, respectively.

25

Financial Condition
Loan Portfolio

Total loans net of unearned income increased by $170.2 million, or 22.5%, to $927.2 million at June 30, 2004, as compared with $757.0 million at December 31, 2003. Total loans net of unearned income as a percentage of total assets as of June 30, 2004 and December 31, 2003 were 77.1% and 77.0%, respectively.

Real estate secured loans consist primarily of commercial real estate loans and are extended to finance the purchase and/or improvement of commercial real estate and/or businesses thereon. The properties may be either user owned or for investment purposes. Our loan policy adheres to the real estate loan guidelines set forth by the FDIC in 1993. The policy provides guidelines including, among other things, fair review of appraisal value, limitation on loan-to-value ratio, and minimum cash flow requirements to service debt. Loans secured by real estate equaled $766.0 million and $607.6 million, as of June 30, 2004 and December 31, 2003, respectively. Real estate secured loans as a percentage of total loans were 82.6% and 80.3% at June 30, 2004 and December 31, 2003, respectively. The robust California real estate market in the last few years and our increased involvement in the residential mortgage loan market have further increased the composition of real estate secured loans.

Commercial and industrial loans include revolving lines of credit, as well as term business loans. This category also includes the retained portion of commercial SBA loans. With the success of our strategy to reduce reliance on SBA loans and place an increased emphasis on non-SBA commercial loans, SBA loans no longer represent the majority of our commercial and industrial loans. Commercial and industrial loans at June 30, 2004 increased to $136.4 million, as compared with $126.6 million at December 31, 2003. Commercial and industrial loans as a percentage of total loans slightly decreased to 14.7% at June 30, 2004, from 16.7% at December 31, 2003.

Consumer loans have historically represented less than 5% of our total loan portfolio. The majority of consumer loans are concentrated in automobile loans, which we formerly provided as a service only to existing customers. However, in 2003, we initiated a business plan to increase our consumer loan portfolio, and introduced an Auto Loan Center. Consumer loans increased from $15.0 million at December 31, 2003 to $17.3 million at June 30, 2004. Management anticipates further increases in consumer loans going forward, although no assurance can be given that this increase will occur.

Construction loans generally represent 5% or less of our total loan portfolio. We do not actively pursue construction loans, but generally extend these loans as a temporary financing vehicle.
Our loan terms vary according to loan type. Commercial term loans have typical maturities of three to five years and are extended to finance the purchase of business entities, business equipment, leasehold improvements or to provide permanent working capital. SBA guaranteed loans usually have longer maturities (8 to 25 years). We generally limit real estate loan maturities to five to eight years. Lines of credit, in general, are extended on an annual basis to businesses that need temporary working capital and/or import/export financing. We generally seek diversification in our loan portfolio, and our borrowers are diverse as to industry, location, and their current and target markets.

26

The following table sets forth the amount of total loans outstanding (net of unearned income) and the percentage distributions in each category, as of the dates indicated:

Distribution of Loans and Percentage Composition of Loan Portfolio

	Amount Outstanding
	(Dollars in Thousands)
	June 30, 2004	December 31, 2003
Construction	$7,488	$7,845
Real estate secured	766,036	607,561
Commercial and industrial	136,353	126,631
Consumer	17,302	14,969
Total loans, net of unearned income	$927,179	$757,006
Participation loans sold and serviced by the Bank	$203,135	$180,558
Construction	0.8%	1.0%
Real estate secured	82.6%	80.3%
Commercial and industrial	14.7%	16.7%
Consumer	1.9%	2.0%
Total loans, net of unearned income	100.0%	100.0%

The following table shows the contractual maturity distribution and repricing intervals of the outstanding loans in our portfolio, as of June 30, 2004. In addition, the table shows the distribution of such loans between those with variable or floating interest rates and those with fixed or predetermined interest rates. The table excludes the gross amount of non-accrual loans of $7.2 million, and includes unearned income and deferred fees totaling $7.9 million at June 30, 2004.

Loan Maturities and Repricing Schedule

	At June 30, 2004,
	Within One Year	After One But Within Five Years	After Five Years	Total
	(Dollars in Thousands)
Construction	$7,488	$—	$—	$7,488
Real estate secured	696,111	20,135	46,752	762,998
Commercial and industrial	139,790	209	94	140,093
Consumer	6,532	10,736	—	17,268
Total loans, net of unearned income	$849,921	$31,080	$46,846	$927,847

Loans with variable (floating) interest rates	$828,615	$—	$—	$828,615
Loans with predetermined (fixed) interest rates	$21,306	$31,080	$46,846	$99,232

The majority of the properties taken as collateral are located in Southern California. The loans generated by our loan production offices, which are located outside of our main geographical market, are generally collateralized by property in close proximity to those offices. We employ strict guidelines regarding the use of collateral located in less familiar market areas. Since a major real estate recession during the first part of the previous decade, property values in Southern California, where most of our loan collateral is located, have generally increased. However, no assurance can be given that this trend will continue or that property values will not significantly decrease.

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Nonperforming Assets

Nonperforming assets consist of loans on non-accrual status, loans 90 days or more past due and still accruing interest, loans restructured, where the terms of repayment have been renegotiated resulting in a reduction or deferral of interest or principal, and other real estate owned ("OREO").

Loans are generally placed on non-accrual status when they become 90 days past due, unless management believes the loan is adequately collateralized and in the process of collection. The past due loans may or may not be adequately collateralized, but collection efforts are continuously pursued. Loans may be restructured by management when a borrower has experienced some changes in financial status, causing an inability to meet the original repayment terms, and where we believe the borrower will eventually overcome those circumstances and repay the loan in full. OREO consists of properties acquired by foreclosure or similar means and which management intends to offer for sale.

Generally, our nonperforming loans have increased in connection with the growth of our loan portfolio. Despite the recent economic downturn and the significant growth of our loan portfolio, management’s continued emphasis on asset quality control has limited increases in nonperforming loans, which were $3.7 million, $3.7 million, $3.3 million at June 30, 2004, December 31, 2003, and June 30, 2003, respectively. With the significant loan growth, the ratio of nonperforming loans over total loans improved to 0.39% at June 30, 2004, as compared with 0.50% at December 31, 2003 and 0.52% at June 30, 2003.

At the end of 2003, we possessed one OREO, a $377,000 single-family residence, which was subsequently sold in February 2004 at a negligible loss. We did not own any OREO at the second quarter-ends of 2004 or 2003. Together with our OREO, the ratio of nonperforming assets as a percentage of total loans and OREO improved to 0.39% at June 30, 2004, as compared with 0.54% at December 31, 2003 and 0.52% at June 30, 2003.

Management believes that the reserve provided for nonperforming loans, together with the tangible collateral, were adequate as of June 30, 2004. See "Allowance for Loan Losses" below for further discussion. Except as disclosed above, as of June 30, 2004, management was not aware of any material credit problems of borrowers that would cause it to have serious doubts about the ability of a borrower to comply with the present loan payment terms. However, no assurance can be given that credit problems may exist that may not have been brought to the attention of management.

The following table provides information with respect to the components of our nonperforming assets as of the dates indicated (Figures in the table are net of the portion guaranteed by the U.S. Government):

Nonperforming Assets
(Dollars in Thousands)
	June 30, 2004	December 31, 2003	June 30, 2003
Nonaccrual loans:[1]
Real estate secured	$2,931	$3,086	$2,685
Commercial and industrial	698	543	234
Consumer	—	—	—
Total	3,629	3,629	2,919
Loans 90 days or more past due and still accruing (as to principal or interest):
Construction	—	—	—
Real estate secured	—	—	310
Commercial and industrial	—	29	20
Consumer	6	67	13
Total	6	96	343
Restructured loans:2 3
Real estate secured	—	—	—
Commercial and industrial	18	23	27
Consumer	—	—	—
Total	18	23	27
Total nonperforming loans	3,653	3,748	3,289
Other real estate owned	—	377	—
Total nonperforming assets	$3,653	$4,125	$3,289

Nonperforming loans as a percentage of total loans	0.39%	0.50%	0.52%
Nonperforming assets as a percentage of total loans and other real estate owned	0.39%	0.54%	0.52%
Allowance for loan losses as a percentage of nonperforming loans	280.61%	240.45%	221.27%

_________________________________________________
1 During the six months ended June 30, 2004, interest income of $12,000 related to these loans was included in net income. Additional interest income of approximately $176,000 would have been recorded during the six months ended June 30, 2004, if these loans had been paid in accordance with their original terms and had been outstanding throughout the six months ended June 30, 2004 or, if not outstanding throughout the six months ended June 30, 2004, since origination.
2 A "restructured loan" is one the terms of which were renegotiated to provide a reduction or deferral of interest or principal because of deterioration in the financial position of the borrower.,
3 During the six months ended June 30, 2004, approximately $3,000 of interest income related to this loan was included in net income. Additional interest income would be negligible during the six months ended June 30, 2004, if this loan had been paid in accordance with their original terms and had been outstanding throughout the six months ended June 30, 2004.

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Allowance for Loan Losses

In anticipation of credit risk inherent in our lending business, we set aside allowances through charges to earnings. Such charges were not only made for the outstanding loan portfolio, but also for off-balance sheet items, such as commitments to extend credits or letters of credit. The charges made for the outstanding loan portfolio was credited to allowance for loan losses, whereas charges for off-balance sheet items were credited to reserve for off-balance sheet items, which is presented as a component of other liabilities. The provision for loan losses is discussed in the section entitled "Provision for Loan Losses" above.

The rapid growth of our loan portfolio has required more reserves for possible loan losses. The allowance for loan losses slightly increased by 13.8%, or $1,240,000, to $10.3 million at June 30, 2004, as compared with $ 9.0 million at December 31, 2003, which was increased from $7.3 million at June 30, 2003. Despite the increases in loan loss allowances, due to the rapid growth of our loan portfolio, the ratio of allowance for loan losses over total loans decreased to 1.11% at June 30, 2004 from 1.19% at December 31, 2003 and 1.16% at June 30, 2003. Management believes that the current ratio of 1.11% is adequate because no significant loss is anticipated from three SBA piggyback loans which represent more than two thirds of our total non-performing loans as of June 30, 2004. We have the first deeds of trust on these SBA piggyback loans which are secured by the underlying collateral with approximately 50% or lower loan to value ratios. Management’s continued emphasis on asset quality control resulted in net loan recovery of $54,000 and $60,000 for the second quarter and the first half of 2004, respectively. In 2003, we also had net recovery of $96,000 and $135,000 for the second quarter and the first six month period, respectively.

Although management believes the allowance, at June 30, 2004, was appropriate to absorb losses from known and inherent risks in the portfolio, no assurance can be given that economic conditions which may adversely affect our service areas or other variables will not result in increased losses in the loan portfolio in the future. As of June 30, 2004 and December 31, 2003, our allowance for loan losses consisted of amounts allocated to three phases of our methodology for assessing loan loss allowances, as follows (see details of methodology for assessing allowance for loan losses in the section entitled "Critical Accounting Policies"):

Phase of Methodology	As of June 30, 2004	As of December 31, 2003
Specific review of individual loans	$575,524	$288,399
Review of pools of loans with similar characteristics	8,249,226	7,442,313
Judgmental estimate based on various subjective factors	1,426,199	1,280,359

29

The table below summarizes, for the periods indicated, loan balances at the end of each period, the daily averages during the period, changes in the allowance for loan losses arising from loans charged off, recoveries on loans previously charged off, additions to the allowance and certain ratios related to the allowance for loan losses:

Allowance for Loan Losses
(Dollars in thousands)

As of and for the period of	Three Months ended June 30,		Six Months ended June 30,
	2004	2003	2004	2003
Balances:
Average total loans outstanding during period	$888,195	$591,057	$837,566	$565,491
Total loans (net of unearned income)	$927,179	$626,748	$927,179	$626,748
Allowance for loan losses:
Balances at beginning of period	$9,487	$6,832	$9,011	$6,343
Actual charge-offs:
Real estate secured	—	—	—	—
Commercial and industrial	9	285	16	297
Consumer	38	4	70	6
Total charge-offs	47	289	86	303
Recoveries on loans previously charged off:
Real estate secured	—	—	—	—
Commercial and industrial	97	385	135	436
Consumer	4	—	11	2
Total recoveries	101	385	146	438
Net charge-offs (net recoveries)	(54)	(96)	(60)	(135)
Provision for loan losses	670	343	1,567	796
Less: provision for off-balance sheet credit losses	(40)	(7)	387	(4)
Balances at end of period	$10,251	$7,278	$10,251	$7,278
Ratios:
Net charge-offs (net recoveries) to average total loans	(0.01%)	(0.02%)	(0.01%)	(0.02%)
Allowance for loan losses to total loans at period-end	1.11%	1.16%	1.11%	1.16%
Net charge-offs (net recoveries) to allowance for loan losses	(0.53%)	(1.32%)	(0.60%)	(1.86%)
Net charge-offs (net recoveries) to provision for loan losses	(8.06%)	(28.00%)	(3.89%)	(16.97%)

The table below summarizes, for the periods indicated, the balance of allowance for loan losses and its percent of such loan balance for each type of loan at the end of each period:

	Balance of Allowance for Loan Losses as of
	June 30,2004		December 31, 2003
Applicable to:	Reserve Amount	Percent of loans in each category to total loans	Reserve Amount	Percent of loans in each category to total loans
Construction loans	$69	0.68%	$80	0.89%
Real estate secured	$7,143	69.68%	$6,991	77.57%
Commercial and industrial	$2,918	28.46%	$1,853	20.56%
Consumer	$121	1.18%	$88	0.98%

Total Allowance	$10,251	100.00%	$9,011	100.00%

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Contractual Obligations

The following table represents our aggregate contractual obligations to make future payments as of June 30, 2004:

(Dollars in thousands)
	One Year or Less	Over One Year To Three Years	Over Three Years To Five Years	Over Five Years	Total
FHLB borrowings	$39,000	$11,000	$—	$—	$50,000
Junior subordinated debenture	—	—	—	25,464	$25,464
Operating leases	1,385	1,188	459	39	$3,071
Total	$40,385	$12,188	$459	$25,503	$78,535

Off-Balance Sheet Arrangements

During the ordinary course of business, we provide various forms of credit lines to meet the financing needs of our customers. These commitments, which represent a credit risk to us, are not represented in any form on our balance sheets.

As of June 30, 2004 and December 31, 2003, we had commitments to extend credit of $45.4 million and $43.2 million, respectively. Obligations under standby letters of credit were $2.6 million and $1.1 million at June 30, 2004 and December 31, 2003, respectively, and the obligations under commercial letters of credit were $8.8 million and $7.4 million at such dates, respectively. The effect on our revenues, expenses, cash flows and liquidity from the unused portion of the commitments to provide credit cannot be reasonably predicted because there is no guarantee that the lines of credit will be used.

As part of our asset and liability management strategy, we may engage in derivative financial instruments, such as interest rate swaps, with the overall goal of minimizing the impact of interest rate fluctuations on our net interest margin. Interest rate swaps involve the exchange of fixed-rate and variable-rate interest payment obligations without the exchange of the underlying notional amounts. In September 2003, we entered into one interest rate swap agreement, under which we receive a fixed rate and pay a variable rate based on three-month LIBOR on the notional amount of $3 million. In January 2004, the swap arrangement was terminated without any gain or loss by mutual agreement between us and the brokerage company.

In the normal course of business, we are involved in various legal claims. We have reviewed all legal claims against us with counsel and have taken into consideration the views of such counsel as to the outcome of the claims. In our opinion, the final disposition of all such claims will not have a material adverse effect on our financial position and results of operations.

Investment Activities
Investments are one of our major sources of interest income and are acquired in accordance with a written comprehensive Investment Policy addressing strategy, types and levels of allowable investments. This Investment Policy is reviewed at least annually by the Board of Directors. Management of our investment portfolio is set in accordance with strategies developed and overseen by our Asset/Liability Committee. Investment balances, including cash equivalents and interest-bearing deposits in other financial institutions, are subject to change over time based on our asset/liability funding needs and interest rate risk management objectives. Our liquidity levels take into consideration anticipated future cash flows and all available sources of credits and are maintained at levels management believes are appropriate to assure future flexibility in meeting anticipated funding needs.

Cash Equivalents and Interest-bearing Deposits in other Financial Institutions

We sell federal funds, purchase securities under agreements to resell and high-quality money market instruments, and deposit interest-bearing accounts in other financial institutions to help meet liquidity requirements and provide temporary holdings until the funds can be otherwise deployed or invested. As of June 30, 2004 and December 31, 2003, we had $90 million and $50 million, respectively, in federal funds sold and repurchase agreements, and $103,000 and $201,000, respectively, in interest bearing deposits in other financial institutions. At each of June 30, 2004 and December 31, 2003, we also had $8 million in money market preferred stock ("MMPS"). MMPS is a form of equity security having characteristics similar to money market investments like commercial paper, and offers attractive tax-equivalent yields with a 70% dividend received deduction. MMPS are redeemed and re-auctioned every 49 or 90 days, and thus is treated as a cash equivalent.

Real Estate Investment Trust

On April 1, 2003, we established the Wilshire Capital Trust, a Maryland real estate investment trust, for the primary purpose of investing in our real estate related assets, and to enhance and strengthen our capital position, increase our earnings, and realize certain tax benefits. We initially funded the trust with the contribution of $180 million in real estate-secured loans. As of December 31, 2003, our trust had assets of approximately $185 million. The formation and capitalization of our real estate investment trust has had no substantial impact on our estimated tax accruals, since we did not recognize any financial impact for the proposed tax savings.

31

In December 2003, the State of California Franchise Tax Board clarified its position and management believes that the proposed tax benefits through our subsidiary trust are no longer realizable in the future. Responding to this change, we dissolved the trust in March 2004. The dissolution of our trust did not and will not have a material impact on our existing or future operations.

Investment Securities

Management of our investment securities portfolio focuses on providing an adequate level of liquidity and establishing an interest rate-sensitive position, while earning an adequate level of investment income without taking undue risk. We classify our investment securities as "held-to-maturity" or "available-for-sale". Investment securities that we intend to hold until maturity are classified as held-to-maturity securities, and all other investment securities are classified as available-for-sale. The carrying values of available-for-sale investment securities are adjusted for unrealized gains or losses as a valuation allowance and any gain or loss is reported on an after-tax basis as a component of other comprehensive income.

The following table summarizes the book value and market value and distribution of our investment securities as of the dates indicated:

Investment Securities Portfolio
(Dollars in Thousands)

	As of June 30, 2004		As of December 31, 2003
	Amortized Cost	Market Value	Amortized Cost	Market Value
Held to Maturity:
Securities of U.S. government agencies	$24,068	$23,724	$19,084	$19,002
Collateralized mortgage obligation.	488	482	694	692
Municipal securities	1,055	1,052	1,055	1,074
Corporate securities	—	—	2,594	2,623

Available-for-Sale:
Securities of U.S. government agencies	26,999	26,595	29,318	29,359
Mortgage backed securities	27,597	27,005	15,022	14,871
Corporate Securities	14,302	14,399	12,362	12,766

Total investment securities	$94,509	$93,257	$80,129	$80,387

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The following table summarizes the maturity and repricing schedule of our investment securities at their carrying values and their weighted average yields at June 30, 2004 (There are no securities scheduled to mature or reprice after 10 years):

Investment Maturities and Repricing Schedule
(Dollars in Thousands)

	Within One Year		After One But Within Five Years		After Five But Within Ten Years		Total
	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield
Held to Maturity:
Securities of U.S. government agencies	$1,000	4.25%	$12,973	2.90%	$10,095	3.06%	$24,068	3.02%
Collateralized mortgage obligation.	—	—	488	3.64%	—	—	488	3.64%
Municipal securities	—	—	1,055	4.11%	—	—	1,055	4.11%
Corporate Securities	—	—	—	—	—	—	—	—

Available-for-sale: Securities of U.S. government agencies	—	—	20,725	2.61%	5,870	4.44%	26,595	3.02%
Mortgage backed securities	6,050	3.18%	20,955	3.21%	—	—	27,005	3.20%
Corporate securities	—	—	11,477	5.22%	2,922	5.51%	14,399	5.28%

Total investment securities	$7,050	3.33%	$67,673	3.33%	$18,887	3.87%	$93,610	3.44%

Our investment securities holdings increased by $13.2 million, or 16.4%, to $93.6 million at June 30, 2004, compared to holdings of $80.4 million at December 31, 2003. Total investment securities as a percentage of total assets decreased to 7.8% from 8.2% at December 31, 2003. As of June 30, 2004, investment securities having a carrying value of $66.6 million were pledged to secure certain deposits.

As of June 30, 2004, held-to-maturity securities, which are carried at their amortized costs, increased to $25.6 million from $23.4 million at December 31, 2003. Available-for-sale securities, which are stated at their fair market values, increased to $70.0 million at June 30, 2004 from $57.0 million at December 31, 2003. These increases reflect a strategy of improving our liquidity level using available-for-sale securities, in addition to immediately available funds, the majority of which are maintained in the form of overnight investments.

The following table shows our investments' gross unrealized losses and fair value, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position, at June 30, 2004.

	Less than 12 months		12 months or longer		Total
		Gross		Gross		Gross
		Unrealized		Unrealized		Unrealized
DESCRIPTION OF SECURITIES	Fair Value	Losses	Fair Value	Losses	Fair Value	Losses

U.S. government agencies	$45,300,659	$(766,515)	$—	$—	$45,300,659	$(766,515)
Federal agency collateralized
mortgage obligations	4,576,967	(172,378)	343,846	(565)	4,920,813	(172,943)
Federal agency mortgage
backed securities	20,215,142	(410,287)	885,635	(28,415)	21,100,777	(438,702)
Municipal securities	1,051,887	(3,113)	—	—	1,051,887	(3,113)
Corporate securities	6,145,268	(93,413)	—	—	6,145,268	(93,413)
	$77,289,923	$(1,445,706)	$1,229,481	$(28,980)	$78,519,404	$(1,474,686)

•	Securities Guaranteed by an Agency of the U.S. Government. The unrealized losses on our investment in U.S. government agency, federal agency mortgage backed, and federal agency collaterized mortgage obligation securities were caused by interest rate increases. The contractual cash flows of these investments are guaranteed by an agency of the U.S. government. Accordingly, it is expected that the securities would not be settled at a price less than the amortized cost of our investment. Because the decline in market value is attributable to changes in interest rates and not to credit quality, and because we have the ability and intent to hold these investments until a recovery of fair value, which may be at maturity, we do not consider these investments to be other-than-temporarily impaired at June 30, 2004.

•	Municipal Securities. The unrealized losses on our investment in municipal securities were caused by interest rate increases. The two municipal securities that we invested in are both rated Aaa/AAA by Moody’s and Standard & Poor’s, respectively, and therefore, it is expected that the securities would not be settled at a price less than the amortized cost of our investment. Because the decline in market value is attributable to changes in interest rates and not to credit quality, and because we have the ability and intent to hold these investments until a recovery of fair value, which may be at maturity, we do not consider these investments to be other-than-temporarily impaired at June 30, 2004.

•	Corporate Securities. The unrealized losses on our investment in corporate securities (four positions with unrealized losses less than 12 months at June 30, 2004) were primarily caused by interest rate increases and credit downgrades of two positions. The two corporate securities that were primarily affected by interest rate increases were two positions in General Electric (GE). GE is rated Aaa/AAA by Moody’s and Standard & Poor’s, respectively, and therefore, it is expected that the securities would not be settled at a price less than the amortized cost of our investment. Because the decline in market value is attributable to changes in interest rates and not to credit quality, and because we have the ability and intent to hold these investments until a recovery of fair value, which may be at maturity, we do not consider these investments to be other-than-temporarily impaired at June 30, 2004. The two corporate securities that were primarily affected by interest rate increases and credit downgrades were positions in Union Carbide Dow Chemical and General Motors. The DOW 6.79% 6/1/25 PUT Debentures were downgraded by S&P to BBB- from A- on 12/11/03 due to the concern of liability arising from asbestos-related litigation. The nature of the liability of Dow Chemical is highly dependent on Congress placing a cap on asbestos related settlements. The GM 6.85% 10/15/08 Debentures were downgraded by Moody’s to Baa1 from A3 on 6/13/03 on concerns that the intensifying competitive environment in North America, in combination with large pension and other post-employment benefits (OPEB) funding obligations, will result in the weakening of GM’s automotive earnings and cash flows. The contractual terms of these investments do not permit Dow Chemical or General Motors to settle the security at a price less than the amortized cost of our investment. While Dow Chemical and General Motors credit ratings were downgraded recently, we do not believe that it is probable that we will be unable to collect all amounts due according to the contractual terms of these investments. Therefore, it is expected that the debentures would not be settled at a price less than the amortized cost of the investments. Because we have the ability and intent to hold these investments until a recovery of fair value, which may be at maturity or put date, we do not consider the investments in Dow Chemical or General Motors debentures to be other-than-temporarily impaired at June 30, 2004.

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Other Assets

For various business purposes, we make investments in earning assets other than the interest-earning securities discussed above. Before 2003, the only other earning assets held by us were insignificant amounts of Federal Home Loan Bank stock and the negligible amount of cash surrender value on the Bank Owned Life Insurances ("BOLI").

During 2003, in an effort to provide additional benefits aimed at retaining key employees and directors, while generating a tax-exempt noninterest income stream, we purchased $10.5 million in BOLI from insurance carriers rated AA or above. We are the owner and the primary beneficiary of the life insurance policies and recognize the increase of the cash surrender value of the policies as tax-exempt other income.

We also invested in two low-income housing tax credit funds ("LIHTCF") to promote our participation in CRA activities. We committed to invest, over the next two to three years, a total of $3 million to two different LIHTCF - $1 million in Apollo California Tax Credit Fund XXII, LP, and $2 million in Hudson Housing Los Angeles Revitalization Fund, LP. We anticipate receiving the return on them in the form of tax credits and tax deductions over the next fifteen years.

The balances of other earning assets as of June 30, 2004 and December 31, 2003 were as follows:

Type	Balance as of June 30, 2004	Balance as of December 31, 2003
BOLI	$11,331,000	$11,100,000
LIHTCF	$ 1,605,000	$ 1,227,000
Federal Home Loan Bank Stock	$ 4,229,000	$ 1,510,000

Other assets also increased by $5.4 million to $8.4 million at June 30, 2004 from $3.0 million at December 31, 2003. Such increase was primarily caused by $5.3 million of prepaid income taxes at June 30, 2004 (the excess of income taxes paid by us in excess of our income tax liabilities which were significantly reduced by the tax benefits from the exercises of stock options in 2004).

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Deposits and Other Sources of Funds

Deposits

Deposits are our primary source of funds. Total deposits at June 30, 2004 and December 31, 2003 were $1,039.9 million and $856.5 million, respectively, representing an increase of $183.4 million, or 21.4%. Due to the management’s strategic emphasis on core deposits, our time deposit reliance was lowered and the percentage of the average time deposit over the average total deposit in the second quarter of 2004 was reduced to 49.2% from 52.4% for the prior year’s same quarter. The average time deposits for the quarter ended June 30, 2004 increased by $109.0 million, or 30.0%, to $471.7 million from $362.7 million a year ago, while the average total deposits for the quarter ended June 30, 2004 increased by $267.0 million, or 38.6%, to $958.9 million for the quarter ended June 30, 2004 from $691.9 million a year ago.

The average rate paid on time deposits in denominations of $100,000 or more for the second quarter of 2004 decreased to 2.17%, as compared with 2.22% of the prior year’s same period. See "Net Interest Income and Net Interest Margin" for further discussion.

The following tables summarize the distribution of average daily deposits and the average daily rates paid for the periods indicated:

Average Deposits
	Three months ended June 30,				Six months ended June 30,
	2004		2003		2004		2003
(Dollars in Thousands)	Average balance	Average rate	Average balance	Average rate	Average balance	Average rate	Average balance	Average rate
Demand, noninterest-bearing	$250,174		$193,914		$239,456		$189,087
Money market	187,984	1.84%	96,112	1.65%	168,434	1.79%	88,937	1.62%
Super NOW	21,185	0.76%	16,707	0.79%	20,384	0.76%	17,220	0.90%
Savings	27,882	0.75%	22,462	0.73%	27,167	0.75%	21,004	0.72%
Time certificates of deposit in denominations of $100,000 or more	352,442	2.17%	236,962	2.22%	334,936	2.20%	230,818	2.36%
Other time deposits	119,209	2.65%	125,763	2.93%	115,707	2.54%	121,304	2.80%
Total deposits	$958,876	1.53%	$691,920	1.56%	$906,084	1.51%	$668,370	1.58%

The scheduled maturities of our time deposits in denominations of $100,000 or greater at June 30, 2004 are, as follows:

Maturities of Time Deposits of $100,000 or More, at June 30, 2004
(Dollars in Thousands)

Three months or less	$208,084
Over three months through six months	91,678
Over six months through twelve months	68,705
Over twelve months	2,018
Total	$370,485

Because our client base is comprised primarily of commercial and industrial accounts, individual account balances are generally higher than those of consumer-oriented banks. A number of clients carry deposit balances of more than 1% of our total deposits, but only two customers, including the California State Treasury, had a deposit balance of more than 3% of total deposits at June 30, 2004 and December 31, 2003.

We also accepted brokered deposits on a selective basis at reasonable interest rates to augment deposit growth. In order to take advantage of historically low fund costs, we have increased brokered deposits since 2002. The brokered deposits have grown to $55.1 million at December 31, 2003 from $4.2 million at the end of 2001, but we controlled their growth and reduced them to $42.8 million at June 30, 2004 in order to limit our reliance on non-core funding sources. Most of the brokered deposits will mature within one year. Because brokered deposits are generally less stable form of deposits, management closely monitors fund growth from this non-core funding source.

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FHLB Borrowings

Although deposits are the primary source of funds for our lending and investment activities and for general business purposes, we may obtain advances from the Federal Home Loan Bank of San Francisco ("FHLB") as an alternative to retail deposit funds. Since 2002, we have increased borrowings from FHLB in order to take advantage of the flexibility of the program and its reasonably low cost. See "Liquidity Management" below for the details on the FHLB borrowings program.

The following table is a summary of FHLB borrowings for the quarters indicated:

For the Quarter ended	June 30, 2004	December 31, 2003
Balance at quarter-end	$50,000,000	$29,000,000
Average balance during the quarter	$46,923,077	$29,010,870
Maximum amount outstanding at any month-end	$50,000,000	$29,000,000
Average interest rate during the quarter	1.29%	1.22%
Average interest rate at quarter-end	1.36%	1.23%

Junior Subordinated Debentures

In December 2002, we issued $10 million in 2002 Junior Subordinated Debentures. The interest rate payable on the 2002 Junior Subordinated Debentures was 4.69% at June 30, 2004, which rate adjusts quarterly to the three-month LIBOR plus 3.10%. The 2002 Junior Subordinated Debentures will mature on December 26, 2012. Interest on the 2002 Junior Subordinated Debentures is payable quarterly and no scheduled payments of principal are due prior to maturity. We may redeem the 2002 Junior Subordinated Debentures in whole or in part prior to maturity on or after December 26, 2007.

In December 2003, we formed a wholly owned subsidiary, Wilshire Bancorp, Inc., in order to raise additional capital funds through the issuance of trust preferred securities. In turn, Wilshire Bancorp organized its wholly owned subsidiary, Wilshire Statutory Trust, which issued $15 million in trust preferred securities. Wilshire Bancorp then purchased all of the common interest in the Wilshire Statutory Trust (approximately $464,000) and issued 2003 Junior Subordinated Debentures in the amount of $15.464 million to the Wilshire Statutory Trust having terms substantially similar to the trust preferred securities in exchange for the proceeds from the issuance of the Wilshire Statutory Trust’s trust preferred securities and common securities. Wilshire Bancorp subsequently deposited the proceeds from the Junior Subordinated Debentures in a depository account at our bank. The rate of interest on the 2003 Junior Subordinated Debentures and related trust preferred securities was 4.41% at June 30, 2004, which adjusts quarterly to the three-month LIBOR plus 2.85%. The 2003 Junior Subordinated Debentures and related trust preferred securities will mature on December 17, 2033. The interest on both the 2003 Junior Subordinated Debentures and trust preferred securities is payable quarterly and no scheduled payments of principal are due prior to maturity. Wilshire Bancorp may redeem the 2003 Junior Subordinated Debentures (and in turn the trust preferred securities) in whole or in part prior to maturity on or after December 17, 2008.

Both the 2002 Junior Subordinated Debentures and the 2003 Junior Subordinated Debentures (arising from the trust preferred securities issuance) qualify as Tier 2 risk-based capital under capital adequacy guidelines and the regulatory framework for prompt corrective action for assessing regulatory capital. For the total risk-based capital ratio, the amount of these instruments qualifying as capital will be reduced as those notes approach maturity. At June 30, 2004, $25.5 million, which represents 100% of the total outstanding amount of the instruments, qualified as Tier 2 capital.

Payments of distributions on the trust preferred securities and payments on redemption of the trust preferred securities are guaranteed by Wilshire Bancorp and us on a limited basis. The 2002 and 2003 Junior Subordinated Debentures are senior to our shares of common stock. As a result, Wilshire Bancorp must make payments on the debentures before any dividends can be paid on our common stock and in the event of our bankruptcy, dissolution or liquidation, the holder of the debentures must be satisfied before any distributions can be made to the holders of our common stock. Wilshire Bancorp has the right to defer distributions on the 2003 Junior Subordinated Debentures for up to five years, during which time no dividends may be paid to holders of our common stock. In the event that we are unable to make capital contributions to Wilshire Bancorp, then Wilshire Bancorp may be unable to pay the amounts due to the holder of the 2003 Junior Subordinated Debentures and, thus, we would be unable to declare and pay any dividends on our common stock.

Pending our bank holding company formation, our Junior Subordinated Debt and trust preferred securities are currently included in the Tier 2 capital for regulatory capital purposes. The formation of our bank holding company may allow Wilshire Bancorp to take advantage of the current Federal Reserve Board's rules regarding the capital treatment of trust preferred securities which allow a bank holding company to count a portion of the proceeds of a trust preferred securities issuance as Tier 1 capital for up to 25% of its total Tier 1 capital. Under the current regulatory environment, we would be able to include the proceeds from the issuance of the trust preferred securities as Tier 1 capital following consummation of our bank holding company formation. We cannot assure you that we will consummate the reorganization into a bank holding company.

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As noted above, in December 2003, the Financial Accounting Standards Board issued a revision to Financial Accounting Standards Board Interpretation No. 46 "Consolidation of Variable Interest Entities" that required the deconsolidation of certain "variable interest entities," such as the Wilshire Statutory Trust, by June 30, 2004. As a result, the Wilshire Statutory Trust is not consolidated with Wilshire Bancorp or Wilshire State Bank. In July 2003, the Board of Governors of the Federal Reserve issued a supervisory letter instructing bank holding companies to continue to include the trust preferred securities in their Tier 1 capital for regulatory capital purposes until notice is given to the contrary. The Federal Reserve Board intends to review the regulatory implications of any accounting treatment changes and, if necessary or warranted, provide further guidance. There can be no assurance that the Federal Reserve Board will continue to allow institutions to include trust preferred securities in Tier 1 capital for regulatory capital purposes, which could have an impact on our regulatory capital levels. As addressed below in the subsection captioned "Capital Resources and Capital Adequacy Requirements," failure to maintain the Bank's capital ratios in excess of minimum regulatory guidelines requires bank regulatory authorities to take prompt corrective action in accordance with the provisions of the FDICIA.

Asset/Liability Management

Management seeks to ascertain optimum and stable utilization of available assets and liabilities as a vehicle to attain our overall business plans and objectives. In this regard, management focuses on measurement and control of liquidity risk, interest rate risk and market risk, capital adequacy, operation risk and credit risk. See the risk factors described in the "Introduction" section of this " Management's Discussion and Analysis of Financial Condition and Results of Operations" for further discussion on these risks. Information concerning interest rate risk management is set forth under "Item 3 - Quantitative and Qualitative Disclosures about Market Risk."

Liquidity Management

Maintenance of adequate liquidity requires that sufficient resources be available at all times to meet our cash flow requirements. Liquidity in a banking institution is required primarily to provide for deposit withdrawals and the credit needs of its customers and to take advantage of investment opportunities as they arise. Liquidity management involves our ability to convert assets into cash or cash equivalents without incurring significant loss, and to raise cash or maintain funds without incurring excessive additional cost. For this purpose, we maintain a portion of our funds in cash and cash equivalents, deposits in other financial institutions and loans and securities available for sale. Our liquid assets at June 30, 2004 and December 31, 2003 totaled approximately $234.6 million and $195.8 million, respectively. Our liquidity level measured as the percentage of liquid assets to total assets was 19.5% and 19.9%, at June 30, 2004 and December 31, 2003, respectively.

As a secondary source of liquidity, we rely on advances from the FHLB to supplement our supply of lendable funds and to meet deposit withdrawal requirements. Advances from the FHLB are typically secured by our mortgage loans and stock issued by the FHLB. Advances are made pursuant to several different programs. Each credit program has its own interest rate and range of maturities. Depending on the program, limitations on the amount of advances are based either on a fixed percentage of an institution’s net worth or on the FHLB’s assessment of the institution’s creditworthiness. While this fund provides flexibility and low cost, we limit our use to 70% of borrowing capacity, as such borrowing does not qualify as core funds. As of June 30, 2004, our borrowing capacity from the FHLB was about $112 million and the outstanding balance was $50 million, or approximately 45% of our borrowing capacity. We also maintain a guideline to purchase up to $10 million in federal funds with Union Bank of California.

Capital Resources and Capital Adequacy Requirements

In the past three years, our primary source of capital has been internally generated operating income through retained earnings. At June 30, 2004, total shareholders’ equity increased to $77.1 million, representing an increase of $18.4 million from 58.7 million at December 31, 2003, primarily from internally generated operating income and stock option exercises. In addition, during the past two years, we raised $25.5 million in supplemental capital (regulatory tier 2 capital) by issuing $10 million in Junior Subordinated Debentures in December 2002 and another $15.5 million in Junior Subordinated Debentures in December 2003 issued in relation with the trust preferred securities. See "Deposits and Other Sources of Funds" for further discussion for the subordinated debentures and trust preferred securities. As of June 30, 2004, we had no material commitments for capital expenditures.

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We are subject to various regulatory capital requirements administered by federal banking agencies. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, we must meet specific capital guidelines that rely on quantitative measures of our assets, liabilities and certain off-balance-sheet items as calculated under regulatory accounting practices. Failure to meet minimum capital requirements can trigger regulatory actions under the prompt corrective action rules that could have a material adverse effect on our financial statements and operations. Prompt corrective action may include regulatory enforcement actions that restrict dividend payments, require the adoption of remedial measures to increase capital, terminate FDIC deposit insurance, and mandate the appointment of a conservator or receiver in severe cases. In addition, failure to maintain a well-capitalized status may adversely affect the evaluation of regulatory applications for specific transactions and activities, including acquisitions, continuation and expansion of existing activities, and commencement of new activities, and could adversely affect our business relationships with our existing and prospective clients. The aforementioned regulatory consequences for failing to maintain adequate ratios of Tier 1 and Tier 2 capital could have a material adverse effect on our financial condition and results of operations. Our capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors. (See PART I, Item 1 "Description of Business -- Regulation and Supervision -- Capital Adequacy Requirements" in our Annual Report on Form 10-K for the year ended December 31, 2003 for exact definitions and regulatory capital requirements.)

As of June 30, 2004, we were qualified as a "well capitalized institution" under the regulatory framework for prompt corrective action. The following table presents the regulatory standards for well-capitalized institutions, compared to our capital ratios as of the dates specified:

		Actual ratios for the Bank as of:
	Regulatory Well-Capitalized Standards	June 30, 2004	December 31, 2003	June 30, 2003
Total capital to risk-weighted assets	10%	11.74%	11.59%	10.47%
Tier I capital to risk-weighted assets	6%	8.00%	7.29%	7.84%
Tier I capital to adjusted average assets	5%	6.94%	6.36%	6.67%

Item 3.        Quantitative and Qualitative Disclosures About Market Risk

Market risk is the risk of loss from adverse changes in market prices and rates. Our market risk arises primarily from interest rate risk inherent in lending, investing and deposit taking activities. Management evaluates market risk pursuant to policies reviewed and approved annually by our Board of Directors. The Board delegates responsibility for market risk management to the Asset & Liability Management Committee ("ALCO"), which reports monthly to the Board on activities related to market risk management. As part of the management of our market risk, ALCO may direct changes in the mix of assets and liability and the use of derivatives. To that end, management actively monitors and manages its interest rate risk exposures.

Interest rate risk management involves development, analysis, implementation and monitoring of earnings to provide stable earnings and capital levels during periods of changing interest rates. In the management of interest rate risk, we utilize monthly gap analysis and quarterly simulation modeling to determine the sensitivity of net interest income and economic value sensitivity of the balance sheet. These techniques are complementary and are used together to provide a more accurate measurement of interest rate risk.

Gap analysis measures the repricing mismatches between assets and liabilities. The interest rate sensitivity gap is determined by subtracting the amount of liabilities from the amount of assets that reprice in a particular time interval. If repricing assets exceed repricing liabilities in any given time period, we would be deemed to be "asset-sensitive" for that period. Conversely, if repricing liabilities exceed repricing assets in a given time period, we would be deemed to be "liability-sensitive" for that period.

We normally seek to maintain a balanced position over the period of one year to ensure net interest margin stability in times of volatile interest rates. This is accomplished by maintaining a similar level of loans and investment securities and deposits available to be repriced within one year. At June 30, 2004, we were asset-sensitive, with a positive cumulative one-year gap of $131.2 million or 10.91% of total assets. In general, based upon our mix of deposits, loans and investments, increases in interest rates would be expected to increase our net interest margin. Decreases in interest rates would be expected to have the opposite effect, which was the case in the past three years. At June 30, 2004, we intentionally maintained a significant three-month positive gap of $338.5 million or 28.15% of total assets. This positive gap is strategically planned to meet any unanticipated funding needs by maintaining a large portion of funds obtained from non-interest bearing deposits in overnight investments and other cash equivalents.

The following table sets forth the interest rate sensitivity of our interest-earning assets and interest-bearing liabilities as of June 30, 2004 using the interest rate sensitivity gap ratio. For purposes of the following table, an asset or liability is considered rate-sensitive within a specified period when it can be repriced or matures within its contractual terms. Actual payment patterns may differ from contractual payment patterns.

Interest Rate Sensitivity Gap Analysis
At June 30, 2004
(Dollars in Thousands)

Amounts Subject to Repricing Within	0-3 months	3-12 months	1-5 years	After 5 years	Total
Interest-earning assets:
Gross loans[1]	$839,998	$9,923	$31,080	$46,846	$927,847
Investment securities	364	6,686	67,673	18,887	93,610
Federal funds sold and cash equivalents	98,000	—	—	—	98,000
Interest-earning deposits	103	—	—	—	103
Total	$938,465	$16,609	$98,753	$65,733	$1,119,560

Interest-bearing liabilities:
Savings deposits	27,791	—	—	—	27,791
Time deposits of $100,000 or more	208,084	160,383	2,018	—	370,485
Other time deposits	46,737	59,575	12,186	32	118,530
Other interest-bearing deposits	256,851	—	—	—	256,851
Other borrowings	60,464	4,000	11,000	—	75,464
Total	$599,927	$223,958	$25,204	$32	$849,121

Interest rate sensitivity gap	$338,538	($207,349)	$73,549	$65,701	$270,439
Cumulative interest rate sensitivity gap	$338,538	$131,189	$204,738	$270,439
Cumulative interest rate sensitivity gap ratio (based on total assets)	28.15%	10.91%	17.03%	22.49%

The change in net interest income may not always follow the general expectations of an "asset-sensitive" or a "liability-sensitive" balance sheet during periods of changing interest rates. This possibility results from interest rates earned or paid changing by differing increments and at different time intervals for each type of interest-sensitive asset and liability. The interest rate gaps reported in the tables arise when assets are funded with liabilities having different repricing intervals. Since these gaps are actively managed and change daily as adjustments are made in interest rate views and market outlook, positions at the end of any period may not reflect our interest rate sensitivity in subsequent periods. We attempt to balance longer-term economic views against prospects for short-term interest rate changes.

_____________________________________________________________
1 Excludes the gross amount of non-accrual loans of approximately $7.2 million at June 30, 2004.

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Although the interest rate sensitivity gap is a useful measurement and contributes to effective asset and liability management, it is difficult to predict the effect of changing interest rates based solely on that measure. As a result, the ALCO also regularly uses simulation modeling as a tool to measure the sensitivity of earnings and net portfolio value ("NPV") to interest rate changes. The NPV is defined as the net present value of an institution’s existing assets, liabilities and off-balance sheet instruments. The simulation model captures all assets, liabilities and off-balance sheet financial instruments accounting for significant variables, which are believed to be affected by interest rates. These include prepayment speeds on loans, cash flows of loans and deposits, principal amortization, call options on securities, balance sheet growth assumptions and changes in rate relationships as various rate indices react differently to market rates.

Although the simulation measures the volatility of net interest income and net portfolio value under immediate rising or falling market interest rate scenarios in 100 basis point increments, our main concern is the negative effect for the reasonably possible worst scenario. The ALCO policy prescribes that, for the worst possible rate drop scenario, the possible reduction of net interest income and NPV, not to exceed 20% of the base net interest income and 25% of the base NPV.

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The following table sets forth our estimated net interest income over a twelve months period and NPV based on the indicated changes in market interest rates as of June 30, 2004. All assets presented in this table are held-to-maturity or available-for-sale. At June 30, 2004, we had no trading securities.

(Dollars in Thousands)
Change	Net Interest Income
(in Basis Points)	(next twelve months)	% Change	NPV	% Change
+200	$ 56,258	20.8%	$ 162,125	17.0%
+100	$ 51,324	10.2%	$ 151,065	9.0%
0	$ 46,574	—	$ 138,542	—
-100	$ 41,915	-10.0%	$ 123,173	-11.1%
-200	$ 34,829	-25.2%	$ 106,525	-23.1%

As indicated above, the net interest income increases (decreases) as market interest rates rise (fall), since we are positively gapped by $131.2 million for a time horizon of one year. This is also due to the fact that a substantial portion of the interest earning assets reprice immediately after the rate change, that interest-bearing liabilities reprice slower than interest-earning assets and that interest-bearing liabilities do not reprice to the same degree as interest earning assets, given a stated change in the interest rate. The NPV increases (decreases) as the interest income increases (decreases) since the change in the cash flows has a greater impact on the change in the NPV than does the change in the discount rate.

Management believes that the assumptions used by it to evaluate the vulnerability of our operations to changes in interest rates approximate actual experience and considers them reasonable; however, the interest rate sensitivity of our assets and liabilities and the estimated effects of changes in interest rates on our net interest income and NPV could vary substantially if different assumptions were used or actual experience differs from the historical experience on which they are based.

Our strategies in protecting both net interest income and economic value of portfolio from significant movements in interest rates involve restructuring our investment portfolio and using FHLB advances. We also permit the purchase of rate caps and floors, and engaging in interest rate swaps, although we have not yet engaged in either of these activities, other than an interest rate swap agreement arranged and subsequently terminated without any gain or loss. See “Other Assets” above for further details.

Item 4.        Controls and Procedures

Our Chief Executive Officer and Chief Financial Officer, after evaluating the effectiveness of our disclosure controls and procedures as defined in Exchange Act Rules 13a-14(c) and 15-d-14(c) as of a date within 90 days of the filing date of this report (the "Evaluation Date") have concluded that as of the Evaluation Date, our disclosure controls and procedures were adequate and effective to ensure that material information relating to the Bank and its consolidated subsidiaries would be made known to them by others within those entities, particularly during the period in which this annual report was being prepared. Disclosure controls and procedures are designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Commission’s rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by us in the reports that we file under the Exchange Act is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

There were no significant changes in our internal controls or in other factors that could significantly affect our internal controls subsequent to the Evaluation Date, nor any significant deficiencies or material weaknesses in such controls requiring corrective actions. As a result, we did not take any corrective actions.

PART II    OTHER INFORMATION

Item 1         Legal Proceedings

Reference is made to Item 3, Legal Proceedings, in our Annual Report on Form 10-K for the year ended December 31, 2003 for descriptions of our legal proceedings.

Item 2         Changes in Securities and Use of Proceeds

During the quarter ended June 30, 2004, we issued 109,247 shares of common stock from the exercise of stock options, at an average exercise price of $3.34 per share. None of these shares have been registered. We believe that all of the foregoing issuances of securities were exempt from registration under the Securities Act.

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Item 3         Defaults Upon Senior Securities

Not applicable.

Item 4         Submission of Matters to a Vote of Security Holders

None.

Item 5         Other Information

Not applicable.

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Item 6         Exhibits and Reports on Form 8-K

(a)	Exhibits

Exhibit Table

Reference Number	Item

11	Statement Regarding Computation of Net Earnings per Share [1]
31.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
31.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
32	Certifications of Chief Executive Officer and Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

(b)	Reports on Form 8-K

On July 21, 2004, we filed a Report on Form 8-K concerning an earnings release for the June 30, 2004 calendar quarter.

__________________________________
1 The information required by this Exhibit is by reference from Note [3] of the Bank’s Financial Statements included herein.

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SIGNATURES

Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WILSHIRE STATE BANK

Date: August 12, 2004	By:	/s/ Brian E. Cho

Brian E. Cho Senior Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)

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INDEX TO EXHIBITS
Exhibit Table
Reference Number	Item

11	Statement Regarding Computation of Net Earnings per Share [1]
31.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
31.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
32	Certifications of Chief Executive Officer and Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
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1 The information required by this Exhibit is incorporated by reference from Note [3] of the Bank’s Financial Statements included herein.

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EXHIBIT 31.1

CERTIFICATION REQUIRED BY RULE 13a-14(a) OR RULE 15d-14(a) OF THE
SECURITIES EXCHANGE ACT OF 1934

I, Soo Bong Min, Chief Executive Officer of Wilshire State Bank, certify that:

1. I have reviewed this Quarterly Report on Form 10-Q of Wilshire State Bank;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the registrant and have:

(a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(c) disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

5. The registrant’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent functions):

(a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

(b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

WILSHIRE STATE BANK

Date: August 12, 2004	By:	/s/ Soo Bong Min

Soo Bong Min Chief Executive Officer

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EXHIBIT 31.2

CERTIFICATION REQUIRED BY RULE 13a-14(a) OR RULE 15d-14(a) OF THE
SECURITIES EXCHANGE ACT OF 1934

I, Brian E. Cho, Chief Financial Officer of Wilshire State Bank, certify that:

1. I have reviewed this Quarterly Report on Form 10-Q of Wilshire State Bank;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the registrant and have:

(a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(c) disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

5. The registrant’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent functions):

(a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

(b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

WILSHIRE STATE BANK

Date: August 12, 2004	By:	/s/ Brian E. Cho

Brian E. Cho Chief Financial Officer

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EXHIBIT 32.1

CERTIFICATION OF CEO AND CFO PURSUANT TO
18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Quarterly Report on Form 10-Q of Wilshire State Bank (the "Bank") for the quarterly period ended June 30, 2004 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), Soo Bong Min, as Chief Executive Officer of the Bank, and Brian E. Cho, as Chief Financial Officer of the Bank, each hereby certifies, pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, that, to the best of his knowledge:

     (1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

     (2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Bank.

WILSHIRE STATE BANK

Date: August 12, 2004	By:	/s/ Soo Bong Min

Soo Bong Min Chief Executive Officer

WILSHIRE STATE BANK

Date: August 12, 2004	By:	/s/ Brian E. Cho

Brian E. Cho Chief Financial Officer

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